United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A. and subsidiaries

Financial Statements as of December 31, 2006 and 2005 and Report of Independent Accountants

Convenience Translation into English of original previously issued in Portuguese

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP				CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS				Base Period - 12/31/2007
01.01 - IDENTIFICATION
01 - CVM CODE	02 - NAME OF COMPANY			03 - TAXPAYER NO.
00043-4	ARACRUZ CELULOSE S.A.			42.157.511/0001-61
04 – NIRE
3200000
01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS					02 - DISTRICT
Cam. Barra do Riacho, s/n - km 25					Barra do Riacho
03 - ZIP CODE (CEP)	04 - CITY				05 - STATE
29.197-000	Aracruz				Espírito Santo
06 -AREA CODE	07 - TELEPHONE	08 - TELEPHONE		09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540		3270-2122
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
027	3270-2590	3270-2170		3270-2001
01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01 - NAME
Isac Roffé Zagury
02 - COMPLETE ADDRESS				03 - DISTRICT
Av. Brigadeiro Faria Lima, 2277 - 3 th and 4 th Floor				Jardim Paulistano
04 - ZIP CODE (CEP)	05 - CITY				06 - STATE
01.452-000	São Paulo				São Paulo
07 - AREA CODE	08 - TELEPHONE		09 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3301-4160		3301-4139	3301-4194	-
12 - AREA CODE	13 - FAX NO.		14 - FAX NO.	15 - FAX NO.
011	3301-4202		3301-4117	3301-4275
16 - E-MAIL
iz@aracruz.com.br
01.04 - ACCOUNTANT / REFERENCE
1 -EXERCISE		2 - SOCIAL EXERCISE DATE BEGINNING		3 - SOCIAL EXERCISE DATE ENDING
1 - CURRENT YEAR			01/01/2007		12/31/2007
2 - LAST YEAR			01/01/2006		12/31/2006
3 - NEXT LAST YEAR			01/01/2005		12/31/2005
4 - NAME / ACCOUNTANT CORPORATE NAME				5 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes.				00385-9
6 - NAME OF THE TECHINICAL RESPONSIBLE			7 - CPF Nº
AMAURI FROMENT FERNANDES			174.625.417-34

FEDERAL PUBLIC SERVICE CVM - SECURITIES COMMISSION NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP CORPORATE LEGISLATION COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS Base Period - 12/31/2007

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER NO.
00043-4	ARACRUZ CELULOSE S.A.	42.157.511/0001-61

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASUARY STOCK

NUMBER OF SHARES	1	2	3
(MIL)	12/31/2007	12/31/2006	12/31/2005
PAID-IN CAPITAL
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	577,163	577,163	577,163
3 – TOTAL	1,032,554	1,032,554	1,032,554
IN TREASUARY
4 – COMMON	483	483	483
5 –PREFERRED	1,483	1,483	1,483
6 – TOTAL	1,966	1,966	1,966

01.06 - COMPANY FEATURE

1 - TYPE OF COMPANY
Commercial, Industrial & Other Types Of Business
2 - SITUATION
In Operation
3 - ACTIVITY CODE
104 - Pulp Industry
4 - ACTIVITY OF THE COMAPNY
Production Of Bleached Eucalyptus Pulp
5 -TYPE OF CONSOLIDATION
Total

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 – ITEM	02 - TAXPAYER NO.	03 - NAME

01.08 - PROVENTOS EM DINHEIRO

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - PROVENTO	5 - PAYMENT BEGAN	6 - TYPE STOCK	7 - STOCK VALUE
						PROVENT
01	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	04/17/2007	ON	0.6157206374
02	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	04/17/2007	PNA	0.6772927011
03	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	04/17/2007	PNB	0.6772927011
04	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	07/11/2007	ON	0.6014763540
05	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	07/11/2007	PNA	0.6616239894
06	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	07/11/2007	PNB	0.6616239894
07	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	10/17/2007	ON	0.6984293796
08	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	10/17/2007	PNA	0.7682723176
09	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	10/17/2007	PNB	0.7682723176
10	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	01/16/2008	ON	0.6163179783
11	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	01/16/2008	PNA	0.6779497761
12	RD	03/21/2007	INTEREST ON STOCKHOLDERS’	01/16/2008	PNB	0.6779497761
13	PROPOSAL		DIVIDENDS		ON	0.1837972052
14	PROPOSAL		DIVIDENDS		PNA	0.2021769257
15	PROPOSAL		DIVIDENDS		PNB	0.2021769257

01.09 - DIRECTOR OF MARKET RELATIONS

01 - DATE	02 - SIGNATURE
01/09/2008	/s/ Isac Roffé Zagury

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
1	TOTAL ASSETS	10,571,488	9,253,380	8,651,968
1.1	CURRENT ASSETS	1,427,231	1,294,830	1,613,560
1.1.1	CASH AND CASH EQUIVALENTS	2,045	1,736	406
1.1.2	CREDITS	494,042	357,124	434,090
1.1.2.1	CUSTOMERS	242,172	118,714	213,355
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	205,928	91,675	193,002
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	21,547	24,318	17,266
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	14,697	2,721	3,087
1.1.2.2	OTHERS CREDITS	251,870	238,410	220,735
1.1.2.2.1	EMPLOYEES	6,241	6,132	4,556
1.1.2.2.2	SUPPLIERS	4,052	3,259	5,258
1.1.2.2.3	SUBSIDIARIES	1,778	3	3
1.1.2.2.4	TAXES	239,343	226,420	205,133
1.1.2.2.5	OTHERS	456	2,596	5,785
1.1.3	INVENTORIES	196,330	213,130	183,253
1.1.3.1	SUPPLIES	99,626	97,838	85,960
1.1.3.2	RAW MATERIALS	68,629	60,648	49,120
1.1.3.3	FINISHED GOODS	28,001	54,345	47,922
1.1.3.4	PRODUCTSD IN PROCESS	0	0	0
1.1.3.5	OTHERS	74	299	251
1.1.4	OTHERS	734,814	722,840	995,811
1.1.4.1	DEBT SECURITIES	713,582	715,370	989,971
1.1.4.2	FINANCIAL APPLICATION	0	0	0
1.1.4.3	PREPAID EXPENSES	21,222	7,460	5,830
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0	0
1.1.4.5	OTHERS	10	10	10
1.2	CURRENT NOT ASSETS	9,144,257	7,958,550	7,038,408
1.2.1	LONG-TERM ASSETS	471,762	283,863	215,764
1.2.1.1	OTHERS CREDITS	400,726	241,499	181,866
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	43,699	0	0
1.2.1.1.2	SUPPLIERS	242,603	209,231	170,776
1.2.1.1.3	TAXES	114,424	32,268	8,970
1.2.1.1.4	OTHERS	0	0	2,120

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	423	6,376	6,189
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	423	6,376	6,189
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	70,613	35,988	27,709
1.2.1.3.1	DEBT SECURITIES	58,717	5,707	5,302
1.2.1.3.2	ESCROW DEPOSITS	11,896	30,281	22,407
1.2.1.3.3	OTHERS	0	0	0
1.2.2	FIXED ASSETS	8,672,495	7,674,687	6,822,644
1.2.2.1	INVESTMENTS	3,368,347	2,844,442	2,089,222
1.2.2.1.1	IN AFFILIATES	18,340	19,662	20,269
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0	0
1.2.2.1.3	IN SUBSIDIARIES	3,337,043	2,812,151	2,055,681
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,741	9,741	10,635
1.2.2.1.5	OTHER COMPANIES	3,223	2,888	2,637
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	5,134,178	4,545,119	4,333,140
1 2.2.2.1	LAND	1,016,292	764,003	594,151
1.2.2.2.2	BUILDINGS	480,591	449,661	447,964
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,330,547	2,194,056	2,263,569
1.2.2.2.4	FORESTS	1,031,876	863,178	739,652
1.2.2.2.5	PROGRESS FOR SUPPLIER	16,355	66,387	6,462
1.2.2.2.6	CONSTRUCTION IN PROGRESS	165,928	107,778	168,047
1.2.2.2.7	OTHER S	92,589	100,056	113,295
1.2.2.4	DEFERRED CHARGES	169,970	285,126	400,282
1.2.2.41	INDUSTRIAL	1,105	3,684	6,264
1.2.2.4.2	FORESTS	0	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0	0
1.2.2.4.4	GOODWILL ARISING ON
	INCORPORATION OF ENTITY	168,865	281,442	394,018
1.2.2.4.5	OTHERS		0	0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
2	TOTAL LIABILITIES	10,571,488	9,253,380	8,651,968
2.1	CURRENT LIABILITIES	737,898	840,288	1,227,369
2.1.1	LOANS AND FINANCING	166,608	185,236	363,736
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	142,714	139,668	101,567
2.1.4	TAXES	51,090	77,452	48,731
2.1.5	DIVIDENDS PAYABLE	80,586	78,133	154,361
2.1.6	PROVISIONS	50,765	46,300	39,831
2.1.6.1	VACATION AND 13th SALARY	21,868	21,095	18,683
2.1.6.2	PROFIT SHARING	28,897	25,205	21,148
2.1.7	LOANS FROM RELATED PARTIES	45,779	145,673	368,849
2.1.7.1	ADVANCES FROM SUBSIDIAIES	44,701	144,995	367,995
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	1,078	678	854
2.1.7.3	OTHER	0	0	0
2.1.8	OTHERS	200,356	167,826	150,294
2.1.8.1	OTHERS	356	826	294
2.1.8.2	PROPOSED DIVIDENDS	200,000	167,000	150,000
2.2	NOT CURRENT LIABILITIES	4,430,347	3,533,581	3,208,421
2.2.1	LOANS AND FINANCING	4,430,347	3,533,581	3,208,421
2.2.1.1	LOANS AND FINANCING	2,230,553	2,365,037	1,010,056
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISION	786,923	549,068	544,492
2.2.1.3.1	LABOR CONTINGENCIES	18,012	14,997	22,549
2.2.1.3.2	TAX CONTINGENCIES	467,314	428,777	452,656
2.2.1.3.3	OTHERS	301,597	105,294	69,287
2.2.1.4	LOANS FROM RELATED PARTIES	1,333,845	548,019	1,576,183
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	1,333845	548,019	1,576,183
2.2.1.6	OTHERS	79,026	71,457	77,690
2.2.1.6.1	SUPPLIERS	0	7,419	24,229
2.2.1.6.2	OTHERS	79,026	64,038	53,461

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE– 12/31/2005
2.4	STOCKHOLDER’S EQUITY	5,403,243	4,879,511	4,216,178
2.41	PAID-IN CAPITAL	2,871,781	1,854,507	1,854,507
2.4.1.1	COMMON STOCK	1,266,551	783,599	783,599
2.4.1.2	PREFERRED STOCK	1,605,230	1,070,908	1,070,908
2.4.2	CAPITAL RESERVES	162,209	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	2,369,253	2,862,794	2,199,461
2.4.4.1	LEGAL	389,485	338,454	281,037
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	1,988,754	2,533,326	1,927,410
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED
	DIVIDENDS	0	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS			0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
05.02 – STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY – FROM 01/01/2007 TO 12/31/2007 - THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2007	4 – FROM : 01/01/2006	5 – FROM : 01/01/2005
		TO : 12/31/2007	TO : 12/31/2006	TO : 12/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	2,511,836	2,313,325	2,239,635
3.2	SALES TAXES AND OTHER DEDUCTIONS	(44,884)	(33,916)	(30,393)
3.3	NET SALES REVENUE	2,466,952	2,279,409	2,209,242
3.4	COST OF GOODS SOLD	(1,831,176)	(1,736,632)	(1,591,345)
3.5	GROSS PROFIT	635,776	542,777	617,897
3.6	OPERATING (EXPENSES) INCOME	316,386	351,790	369,679
3.6.1	SELLING	(66,059)	(67,279)	(63,043)
3.6.2	GENERAL AND ADMINISTRATIVE	(101,915)	(121,076)	(78,309)
3.6.3	FINANCIAL	220,656	(49,829)	(7,819)
3.6.3.1	FINANCIAL INCOME	277,961	319,048	273,750
3.6.3.2	FINANCIAL EXPENSES	(25,305)	(368,877)	(281,569)
3.6.4	OTHER OPERATING INCOME	41,281	35,318	36,032
3.6.5	OTHER OPERATING EXPENSES	(77,737)	(173,061)	(183,266)
3.6.5.1	PROVISION FOR LOSS TAX CREDIT	104,925	(38,039)	(16,140)
3.6.5.2	GOODWILL AMORTIZATION ON ACQUISITION OF RIOCELL	(112,577)	(112,577)	(112,577)
3.6.5.3	OTHER	(70,085)	(22,445)	(54,549)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	268,160	727,717	666,084
3.7	OPERATING INCOME (LOSS)	952,162	894,567	987,576
3.8	NON-OPERATING (EXPENSES) INCOME	(4,880)	(657)	(5,767)
3.8.1	INCOME	1,140	1,249	4,545
3.8.2	EXPENSES	(6,020)	(1,906)	(10,312)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	947,282	893,910	981,809
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(29,262)	(27,570)	(165,026)
3.11	DEFERRED INCOME TAX ES	(196,303)	(36,007)	40,051
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.13	REVERSION OF INTERESTS ON OWN CAPITAL	298,900	318,000	320,700
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,020,617	1,148,333	1,177,534
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,99032	1,11425	1,14258
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
05.02 – STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY – FROM 01/01/2007 TO 12/31/2007 - THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3- FROM: 01/01/2007	4- FROM: 01/01/2006	5- FROM: 01/01/2005
		TO: 12/31/2007	TO: 12/31/2006	TO: 12/31/2005
4.1	SOURCES OF FUNDS	3,193,926	2,976,201	1,539,407
4.1.1	FROM OPERATIONS	1,018,092	922,301	976,078
4.1.1.1	INCOME (LOSS) FOR THE PERIOD	1,020,617	1,148,333	1,177,534
4.1.1.2	ITEMS NOT AFFECTING WORKING CAPITAL	(2,525)	(226,032)	(201,456)
4.1.2	FROM STOCKHOLDERS	0	0	0
4.1.3	FROM OTHERS	2,175,834	2,053,900	563,329
4.1.3.1	CONTRIBUTIONS FOR CAPITAL RESERVES	0	0	0
4.1.3.2	REDUCTION IN LONG TERM ASSETS	8,295	10,112	21,437
4.1.3.3	INCREASE IN LONG TERM LIABILITIES	2,032,108	2,005,921	451,063
4.1.3.4	TRANSFER OF PERMANENT AND RLP TO CURRENT ASSETS	135,431	12,686	34,568
4.1.3.5	DIVIDENDS RECEIVED FROM SUBSIDIARY	0	25,181	56,261
4.1.3.6	REDUCTION IN INVESTIMENT FROM SUBSIDIARY	0	0	0
4.2	APPLICATION OF FUNDS	2,959,135	2,907,850	1,961,442
4.2.1	DIVIDENDS	496,885	485,000	470,700
4.2.2	INCREASE IN LONG TERM ASSETS	81,564	72,462	77,464
4.2.3	INCREASE IN PERMANENT ASSETS	1,295,452	701,021	514,012
4.2.4	REDUCTION IN LONG TERM LIABILITIES	1,085,234	1,649,367	898,430
4.2.5	SHARE BUY-BACK	0	0	836
4.3	INCREASE (DECREASE) IN WORKING CAPITAL	234,791	68,351	(422,035)
4.4	CHANGE IN CURRENT ASSERS	132,401	(318,730)	(73,489)
4.4.1	CURRENT ASSETS, BEGINNING OF YEAR	1,294,830	1,613,560	1,687,049
4.4.2	CURRENT ASSETS, END OF YEAR	1,427,231	1,294,830	1,613,560
4.5	CHANGE IN CURRENT LIABILITIES	(102,390)	(387,681)	348,546
4.5.1	CURRENT LIABILITIES, BEGINNING OF YEAR	840,288	1,227,369	878,823
4.5.2	CURRENT LIABILITIES, END OF YEAR	737,898	840,288	1,227,369

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP						CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS						Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES						42.157.511/0001-61
05.02 – STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY – FROM 01/01/2007 TO 12/31/2007 - THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3- CAPITAL	4 – CAPITAL	5 – REVALUATION	6 – REVENUE	7 – RETAINED	8 – STOCKHOLDERS’
			RESERVES	RESERVES	RESERVES	RESERVES	EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	162,209		2,862,795		4,879,511
5.2	PRIOR-YEAR ADJUSTMENTS
5.3	CAPITAL INCREASE / REDUCTION	1,017,274			(1,017,274)
5.4	REALIZATION OF RESERVES
5.5	TREASURY STOCK
5.6	INCOME / LOSS FOR THE YEAR					1,020,617	1,020,617
5.7	APPROPRIATIONS				521,717	(1,020,617)	(498,900)
5.7.1	ESTABLISHMENT OF RESERVES				521,717	(521,717)	0
5.7.2	COMPLEMENT OF DIVIDENDS
5.7.3	PROPOSED DIVIDENDS					(200,000)	(200,000)
5.7.4	INTERESTS ON OWN CAPITAL					(298,900)	(298,900)
5.8	OTHERS				2,015
5.8.1	REVERSION DIVIDENDS				2,015
5.9	BALANCE, END OF THE YEAR	2,871,781	162,210		2,369,253	0	5,403,243

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP						CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS						Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES						42.157.511/0001-61
05.02 – STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY – FROM 01/01/2006 TO 12/31/2006 - THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3- CAPITAL	4 – CAPITAL	5 – REVALUATION	6 – REVENUE	7 – RETAINED	8 – STOCKHOLDERS’
			RESERVES	RESERVES	RESERVES	RESERVES	EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	162,210		2,199,461		4,216,178
5.2	PRIOR-YEAR ADJUSTMENTS
5.3	CAPITAL INCREASE / REDUCTION
5.4	REALIZATION OF RESERVES
5.5	TREASURY STOCK
5.6	INCOME / LOSS FOR THE YEAR					1,148,333	1,148,333
5.7	APPROPRIATIONS				663,333	(1,148,333)	(485,000)
5.7.1	ESTABLISHMENT OF RESERVES				663,333	(663,333)	0
5.7.2	COMPLEMENT OF DIVIDENDS
5.7.3	PROPOSED DIVIDENDS					(167,000)	(167,000)
5.7.4	INTERESTS ON OWN CAPITAL					(318,000)	(318,000)
5.8	OTHERS
5.9	BALANCE, END OF THE YEAR	1,854,507	162,210		2,862,794	0	4,879,511

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP						CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS						Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES						42.157.511/0001-61
05.03 – STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY – FROM 01/01/2005 TO 12/31/2005 - THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3- CAPITAL	4 – CAPITAL	5 – REVALUATION	6 – REVENUE	7 – RETAINED	8 – STOCKHOLDERS’
			RESERVES	RESERVES	RESERVES	RESERVES	EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	142,858		1,493,463		3,490,828
5.2	PRIOR-YEAR ADJUSTMENTS
5.3	CAPITAL INCREASE / REDUCTION
5.4	REALIZATION OF RESERVES
5.5	TREASURY STOCK				(836)		(836)
5.6	INCOME / LOSS FOR THE YEAR					1,177,534	1,177,534
5.7	APPROPRIATIONS		19,352		706,834	(1,177,534)	(451,348)
5.7.1	ESTABLISHMENT OF RESERVES		19,352		706,834	(706,834)	19,352
5.7.2	COMPLEMENT OF DIVIDENDS
5.7.3	PROPOSED DIVIDENDS					(150,000)	(150,000)
5.7.4	INTERESTS ON OWN CAPITAL					(320,700)	(320,700)
5.8	OTHERS
5.9	BALANCE, END OF THE YEAR	1,854,507	162,210		2,199,461		4,216,178

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
1	TOTAL ASSETS	9,930,739	9,577,120	9,349,353
1.1	CURRENT ASSETS	2,352,019	2,689,761	2,659,420
1.1.1	CASH AND CASH EQUIVALENTS	21,553	30,717	50,809
1.1.2	CREDITS	956,232	932,051	897,989
1.1.2.1	CUSTOMERS	643,451	620,920	591,379
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS - PULP	604,835	590,784	568,582
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS - PAPER	21,547	24,318	17,266
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS - SAWED WOOD	1,941	746	865
1.1.2.1.4	ACCOUNTS RECEIVABLE FROM
	CUSTOMERS – OTHERS	15,128	5,072	4,666
1.1.2.2	OTHERS CREDITS	312,781	311,131	306,610
1.1.2.2.1	EMPLOYEES	7,201	6,805	8,133
1.1.2.2.2	SUPPLIERS	4,973	3,871	14,198
1.1.2.2.3	TAXES	289,312	287,698	261,508
1.1.2.2.7	OTHERS	11,295	12,757	22,771
1.1.3	INVENTORIES	485,034	498,093	439,190
1.1.3.1	SUPPLIES	134,749	130,342	115,680
1.1.3.2	RAW MATERIALS	80,283	75,374	61,464
1.1.3.3	FINISHED GOODS	268,967	291,214	261,046
1.1.3.4	PRODUCTSD IN PROCESS	0	0	0
1.1.3.5	OTHERS	1,035	1,163	1,000
1.1.4	OTHERS	889,200	1,228,900	1,271,432
1.1.4.1	DEBT SECURITIES	779,266	1,135,768	1,220,941
1.1.4.2	FINANCIAL APPLICATION	73,602	73,192	29,374
1.1.4.3	PREPAID EXPENSES	36,322	19,930	21,107
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0	0
1.1.4.5	RETENTIONS ON FINANCING
	CONTRACTS	0	0	0
1.1.4.6	OTHERS	10	10	10

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES				42.157.511/0001-61
06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
1.2	NOT CURRENT ASSETS	7,578,720	6,887,359	6,689,933
1.2.1	LONG-TERM ASSETS	572,677	396,084	273,881
1.2.1.1	CREDITS	496,196	359,471	237,738
1.2.1.1.1	SUPPLIERS	43,699	227,374	183,891
1.2.1.1.2	TAXES	265,214	99,948	24,666
1.2.1.1.3	OTHERS	162,143	32,149	29,181
1.2.1.1.4	TAX CREDITS	25,140	0	0
1.2.1.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.1.2.1	FROM AFFILIATES	0	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0	0
1.2.1.2.3	OTHERS	0	0	0
1.2.1.3	OTHERS	76,481	36,613	36,143
1.2.1.3.1	DEBT SECURITIES	58,717	5,707	5,302
1.2.1.3.2	ESCROW DEPOSITS	17,764	30,281	23,397
1.2.1.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0	0
1.2.1.3.4	OTHERS	0	625	7,444
1.2.2	FIXED ASSETS	7,006,043	6,491,275	6,416,052
1.2.2.1	INVESTMENTS	21,563	22,570	23,820
1.2.2.1.1	IN AFFILIATES	0	0	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0	0
1.2.2.1.3	IN SUBSIDIARIES	18,340	19,662	21,163
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0	0	0
1.2.2.1.5	OTHER COMPANIES	3,223	2,908	2,657
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,768,949	6,128,572	5,927,496
1.2.2.2.1	LAND	1,237,735	969,358	752,733
1.2.2.2.2	BUILDINGS	764,518	721,370	666,413
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,210,133	3,11,718	3,286,054
1.2.2.2.4	FORESTS	1,198,549	999,556	859,187
1.2.2.2.5	PROGRESS FOR SUPPLIER	16,743	66,649	11,892
1.2.2.2.6	CONSTRUCTION IN PROGRESS	230,394	134,133	223,690
1.2.2.2.7	GOODS OF THE ADMINISTRATIVE SECTION
	AND OTHER GOODS	110,877	117,788	139,419
1.2.2.4	DEFERRED CHARGES	215,531	340,133	464,736
1.2.2.4.1	INDUSTRIAL	17,982	3,684	6,265
1.2.2.4.2	FORESTS	28,684	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0	0
1.2.2.4.4	GOODWILL ARISING ON ACQUISITION OF
	ENTITIES	168,865	281,442	394,018
1.2.2.4.5	OTHERS	0	55,007	64,453

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
2	TOTAL LIABILITIES	9,930,739	9,577,120	9,349,353
2.1	CURRENT LIABILITIES	906,204	931,528	1,336,226
2.1.1	LOANS AND FINANCING	285,460	332,613	728,411
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	194,849	184,319	196,300
2.1.4	TAXES	65,161	91,329	57,074
2.1.5	DIVIDENDS PAYABLE	80,586	78,133	154,361
2.1.6	PROVISIONS	58,126	53,418	46,097
2.1.6.1	VACATION AND 13th SALARY	25,384	24,388	21,439
2.1.6.2	PROFIT SHARING	32,742	29,030	24,658
2.1.7	LOANS FROM RELATED PARTIES	19,186	20,772	0
2.1.8	OTHERS	202,836	170,944	153,983
2.1.8.1	PROPOSED DIVIDENDS	200,000	167,000	150,000
2.1.8.2	OTHERS	2,836	3,944	3,983
2.2	NOT CURRENT LIABILITIES	3,659,665	3,827,991	3,861,799
2.2.1	LONG-TERM LIABILITIES	3,659,665	3,827,991	3,861,799
2.2.1.1	LOANS AND FINANCING	2,804,750	3,224,814	3,252,052
2.2.1.2	DEBENTURES	0	0	0
2.2.1.3	PROVISIONS	775,374	531,168	526,850
2.2.1.3.1	LABOR CONTINGENCIES	23,129	12,378	20,033
2.2.1.3.2	TAX CONTINGENCIES	478,970	438,040	462,061
2.2.1.3.3	GOODWILL ARISING ON
	ACQUISITION OF ENTITIES	273,275	80,750	44,756
2.2.1.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.1.5	OTHERS	79,541	72,009	82,857
2.2.1.5.1	SUPPLIERS	0	7,419	24,229
2.2.1.5.2	OTHERS	79,541	64,590	58,628
2.2.2	DEFERRED INCOME	0	0	0
2.3	MINORITY INTEREST	3,850	1,900	798

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES				42.157.511/0001-61
06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2007	4 – DATE – 12/31/2006	5 – DATE – 12/31/2005
2.4	STOCKHOLDER’S EQUITY	5,361,020	4,815,701	4,150,570
2.4.1	PAID-IN CAPITAL	2,871,781	1,854,507	1,854,507
2.4.1.1	COMMON STOCK	1,266,551	783,599	783,599
2.4.1.2	PREFERRED STOCK	1,605,230	1,070,908	1,070,908
2.4.2	CAPITAL RESERVES	162,209	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0	0
2.4.3.1	OWN ASSETS	0	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.4.4	REVENUE RESERVES	2,369,253	2,862,794	2,199,461
2.4.4.1	LEGAL	389,485	338,454	281,037
2.4.4.2	STATUTORY	0	0	0
2.4.4.3	FOR CONTINGENCIES	0	0	0
2.4.4.4	UNREALIZED INCOME	0	0	0
2.4.4.5	FOR INVESTMENTS	1,988,754	2,533,326	1,927,410
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED
	DIVIDENDS	0	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	(42,223)	(63,810)	(65,608)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES				42.157.511/0001-61
08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2007	4 – FROM : 01/01/2006	5 – FROM : 01/01/2005
		TO : 12/31/2007	TO : 12/31/2006	TO : 2/31/2005
3.1	GROSS SALES AND SERVICES REVENUE	4,352,175	4,385,042	3,784,409
3.2	SALES TAXES AND OTHER DEDUCTIONS	(505,262)	(526,707)	(452,154)
3.3	NET SALES REVENUE	3,846,913	3,858,335	3,332,255
3.4	COST OF GOODS SOLD	(2,470,791)	(2,315,016)	(1,866,647)
3.5	GROSS PROFIT	1,376,122	1,543,319	1,465,608
3.6	OPERATING (EXPENSES) INCOME	(336,152)	(603,933)	(483,929)
3.6.1	SELLING	(169,906)	(177,320)	(164,359)
3.6.2	GENERAL AND ADMINISTRATIVE	(128,229)	(138,385)	(104,719)
3.6.3	FINANCIAL	29,918	(134,250)	(49,487)
3.6.3.1	FINANCIAL INCOME	215,471	349,825	235,548
3.6.3.2	FINANCIAL EXPENSES	(185,553)	(484,075)	(285,035)
3.6.4	OTHER OPERATING INCOME	50,160	46,193	43,256
3.6.5	OTHER OPERATING EXPENSES	(116,773)	(199,564)	(205,374)
3.6.5.1	TAX LOSSES PROVISION	84,425	(38,610)	(20,322)
3.6.5.2	GOODWILL AMORTIZATION ON ACQUISITION OF RIOCELL	(112,577)	(112,577)	(112,577)
3.6.5.3	OTHER	(88,621)	(48,377)	(72,475)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(1,322)	(607)	(3,246)
3.7	OPERATING INCOME (LOSS)	1,039,970	939,386	981,679
3.8	NON-OPERATING (EXPENSES) INCOME	(8,911)	(325)	(6,542)
3.8.1	INCOME	3,049	4,667	4,761
3.8.2	EXPENSES	(11,960)	(4,992)	(11,303)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	1,031,059	939,061	975,137
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(82,160)	(68,909)	(203,484)
3.11	DEFERRED INCOME TAX ES	(203,644)	(36,920)	70,360
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	PARTICIPATIONS	0	0	0
3.12.2	REMUNERATION	0	0	0
3.13	REVERSION OF INTERESTS ON OWN CAPITAL	298,900	318,000	320,700
3.14	MINORITY INTEREST	(1,951)	(1,101)	(19)
3.15	NET INCOME (LOSS) FOR THE PERIOD	1,042,204	1,150,131	1,162,694
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,693
	EARNINGS PER SHARE	1,01127	1,11599	1,03668
	LOSS PER SHARE	-	-	-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP			CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS			Base Period - 12/31/2007
00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES			42.157.511/0001-61
08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$
1 – CODE	2 – DESCRIPTION	3- FROM: 01/01/2007	4- FROM: 01/01/2006	5- FROM: 01/01/2005
		TO: 12/31/2007	TO: 12/31/2006	TO: 12/31/2005
4.1	SOURCES OF FUNDS	2,547,282	3,751,563	2,198,515
4.1.1	FROM OPERATIONS	1,585,256	1,762,475	1,616,087
4.1.1.1	INCOME (LOSS) FOR THE PERIOD	1,042,204	1,150,131	1,162,694
4.1.1.2	ITEMS NOT AFFECTING WORKING CAPITAL	543,052	612,344	453,393
4.1.2	FROM STOCKHOLDERS	0	0	0
4.1.3	FROM OTHERS	962,026	1,989,088	582,428
4.1.3.1	CONTRIBUTIONS FOR CAPITAL RESERVES	0	0	0
4.1.3.2	REDUCTION IN LONG TERM ASSETS	10,244	11,271	21,452
4.1.3.3	INCREASE IN LONG TERM LIABILITIES	816,419	1,926,871	509,213
4.1.3.4	TRANSFER OF PERMANENT TO CURRENT ASSETS	135,363	50,946	51,763
4.1.3.5	NET CURRENT CAPITAL FROM SUBSIDIARIES	0	0	0
4.2	APPLICATION OF FUNDS	2,859,700	3,316,524	2,179,173
4.2.1	DIVIDENDS	496,885	485,000	470,700
4.2.2	INCREASE IN LONG TERM ASSETS	107,069	125,017	87,582
4.2.3	INCREASE IN PERMANENT ASSETS	1,194223	724,883	662,894
4.2.4	REDUCTION IN LONG TERM LIABILITIES	1,061,523	1,981,624	957,161
4.2.5	SHARE BUY-BACK	0	0	836
4.3	INCREASE (DECREASE) IN WORKING CAPITAL	(312,418)	435,39	19,342
4.4	CHANGE IN CURRENT ASSERS	(337,742)	30,341	365,732
4.4.1	CURRENT ASSETS, BEGINNING OF YEAR	2,689,761	2,659,420	2,293,688
4.4.2	CURRENT ASSETS, END OF YEAR	2,352,019	2,689,761	2,659,420
4.5	CHANGE IN CURRENT LIABILITIES	(25,324)	(404,698)	346,390
4.5.1	CURRENT LIABILITIES, BEGINNING OF YEAR	931,528	1,336,226	989,836
4.5.2	CURRENT LIABILITIES, END OF YEAR	906,204	931,528	1,336,226

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements
for the Years Ended December 31, 2007 and 2006
Expressed in thousands of Reais, except as indicated otherwise

REPORT OF INDEPENDENT ACCOUNTANTS
(Convenience Translation into English of original previously issued in Portuguese)

To the Directors and Stockholders’ of
Aracruz Celulose S.A.
Aracruz – ES

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian Reais prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements.

2.	Our audits were conducted in accordance with Brazilian auditing standards, which include: (a) planning of the work taking into consideration the significance of the balances, volume of transactions and the accounting and internal control systems of the company and subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, both individual and consolidated, of Aracruz Celulose S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of its operations, the changes in stockholders’ equity (Company) and the changes in financial position for the years then ended, in conformity with Brazilian accounting practices.

4.	Our audits were conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The accompanying statements of cash flow and of value added for the years ended December 31, 2007 and 2006, presented in order to provide supplemental information, both individual and consolidated, on Aracruz Celulose S.A. and subsidiaries, are not a required part of the basic financial statements. The statements of cash flows and of value added were subjected to the auditing procedures described in the second paragraph above and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rio de Janeiro, January 10, 2008

Original signed by:

DELOITTE TOUCHE TOHMATSU	Amauri Froment Fernandes
Independent Auditors	Accountant
CRC-SP 011609/O-S-ES	CRC-RJ 039012/O-S-ES

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

EXECUTIVE SUMMARY Creation of Value

In 2007, the growth strategy of Aracruz Celulose remained focused on operational excellence with socio-environmental responsibility, as reflected in a series of sales records, strong cash generation, distribution of steadily rising dividends to stockholders and continued creation of value for society.

Market

The world economy continued to expand during 2007, despite the uncertainty surrounding future performance, with a positive environment being maintained for the paper and pulp industry.

Worldwide demand for paper and pulp reached 390 million tons, growth of 2.7%, or around 10 million tons, over the previous year. The main consumer markets — North America, Europe and Asia — witnessed growth for all types of paper produced from pulp on the market (printing and writing, tissue and special papers).

Over the course of the year, market consumption of pulp rose to the tune of 5% over 2006. Once again, eucalyptus pulp played a leading role, with demand rising by no less than 17%, or 1.4 million tons.

On the supply side, pulp remained in short supply along the entire distribution chain, cutting inventories by pulp producers around the world to just 29 days. Shortages of wood, maintenance stoppages and technical problems at production units, combined with environmental issues, among other factors, all contributed to the decrease in supply.

In spite of expected capacity expansion in Latin America, the pulp market should remain steady in the years ahead, with rise in the demand for eucalyptus fiber, which should generate continuity of an environment favorable to attainment of Aracruz’s growth strategy.

Strategy

To ensure creation of value and appropriate returns for stockholders, besides reducing business risks and creating an environment favorable to sustainable business growth, Aracruz has based its strategic decisions on investing in organic growth and acquiring assets on the market, both carefully studied before any final decision is made.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

In 2007 we invested US$ 338 million in increasing the installed capacity of out units, with emphasis on optimizing the Barra do Riacho Mill, which will begin turning out 2.3 million tons of pulp per year; another key to growth is expansion of the Guaíba Mill, where the goal is to achieve total production of 1.8 million tons per year by 2010.

Moreover, Aracruz is studying duplication of Veracel (a joint venture with Stora Enso), a Project that should be analyzed by the Board of Directors in 2009 and should add 700 thousand tons per year, corresponding to the one half share held by Aracruz in the joint enterprise.

Investments were further made in expansion of Portocel, on the order of US$ 50 million, in order to reinforce the logistic structure and support the projected rise in production and the commercial strategy of granting privileges in exchange for long-term relationship with customers.

Adequate planning of Aracruz’s growth is fundamental in view of the challenges to be faced by the Company in the years ahead. This is especially the case with respect to achieving our objective of supplying no less than one fourth (25%) of the world demand for short-fiber pulp –roughly 7 million tons – in 2015.

Sustainability plan

As part of the Strategic Sustainability Plan, the objective of which is to provide more structured treatment for these issues at the Company, in 2007 the following actions were implemented:

Relationships with local communities - Around 80 employees have received training in the new Aracruz engagement model: a critical matrix was drawn up of the locations where the Company operates, taking into account both the impacts caused by its operations as well as those that the communities have on our business. Such mapping allows Aracruz to grant priority to more effective actions and investments, with a view of more harmonious relationships with such communities.

Social investment – Directives and strategies for social investments have been redefined. To make such investments operational, the Aracruz Real Estate Institute (Instituto Aracruz Bem de Raiz) was created to foster sustainable community development based on strengthening of human, social and economic capital, with priority on the critical communities in areas where the Company operates. The Institute was legally registered in 2007 and will begin its activities in 2008.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Governance

The Board of Directors approved the new version of the Aracruz Code of Conduct, which incorporates the ethical principles consecrated in the declaration entitled "Mission, Vision and Principles". This work was carried out by a group comprised of representatives of various Company areas, with the support of specialized consulting firms. Approval was also granted by the Aracruz Corporate Governance Policy Council, aiming to incorporate best market practices.

The Sustainability Committee, an agency that assists the Council, now counts on the valuable contributions of two independent members: University of Brasília professor (and WWF board member) Cláudio V. Pádua, and forest engineer (and former Acre Governor) Jorge Viana.

Aracruz won or maintained important recognition from the financial community in this area. It was included in the Dow Jones Global Sustainability Index (DJSI 2008 World) for the third consecutive year, for the second time as the only representative of the forestry industry. In Brazil, it has remained on the São Paulo Stock Exchange (BOVESPA) Business Sustainability Index for the third year running since its creation

The Company received the Innovation Award from the Brazilian Corporate Governance Institute (IBGC) due to the fact that it has an anonymous communication channel for information that is received by an independent company entrusted with submitting alerts to the Audit Committee. This past year the communication channel was further extended to suppliers and service provides as well.

Risk management - Aracruz considers risk management an essential instrument to maximize use of its capital and select the best business opportunities, so as to obtain the best risk vs. return ratio for its stockholders.

The Company maintains a Risk Management area, which is responsible for coordinating the process and disseminating the culture of risk management throughout all internal levels. Ongoing monitoring allows for identification, evaluation and treatment of risks related to strategic, operating, financial, legal and environmental factors, contributing mightily to the sustainability of our business.

In 2007 we made important advances in enhancing control methods, based on best market practices, and we formulated a specific policy for managing corporate risks, to be approved by Management in 2008.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Independent Accountants

Services provided by Deloitte Touche Tohmatsu Auditores Independentes, as established by Article 2 of CVM Instruction No. 381/03.

During the year ended December 31, 2007 fees related to other services provided by Deloitte did not exceed 5% of the remuneration for the external audit services provided.

Procedures adopted by the Company, pursuant to Item III, Article 2, of CVM Instruction No. 381/03:

Prior to contracting professional services other than those related to external auditing, the Company consults its Independent Accountants in the sense of obtaining assurance that performance of such other services do not affect the independence and objectivity required for performance of the independent audit services, and it also obtains the appropriate approval of its Audit Committee.

Summary of the justification set out by the Independent Accountants - Deloitte Touche Tohmatsu, in accordance with Item IV, Article 2, of CVM Instruction No. 381/03:

The performance of other professional services not related to the external audit described above does not affect either the independence or the objectivity of the external audit conducted on the Company and its Subsidiaries, jointly held and affiliated companies.

The policy of performing services for the Entity in question (the Company) not related to external audit is based on principles that preserve the independence of the independent auditors, among them: (a) the auditors are not to examine their own work, (b) the auditors are not to perform managerial functions at Entities where they perform external audit functions, and (c) the independent auditors are not to promote the interests of the Entity audited, which did not occur in performing the services in question.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Economic and financial performance

Consolidated Statement of Income (in millions of R$ - Brazilian corporate legislation)

	2007	2006	% change
NET SALES REVENUES	3.847	3.858	-
Cost of Products Sold	2.471	2.315	7%
GROSS PROFIT	1.376	1.543	-11%
Selling, Administrative and Other Operating Expenses	365	469	-22%
RESULTS OF OPERATIONS, INCLUDING
FINANCIAL RESULTS	1.011	1.074	-6%
Net Financial Expenses, Monetary and Exchange
Variations, Equity Pickup and Others	(18)	136	-113%
Income Tax and Reversal of Interest on Capital Invested	(13)	(212)	-94%
CONSOLIDATED NET INCOME	1.042	1.150	-9%
ADJUSTED CONSOLIDATED EBITDA (**)	1.669	1.755	-5%
(**) Disregarding accounting adjustments not affecting operating cash

Net operating revenues were impacted by the lower sales price in Reais, basically due to the considerable appreciation of the Real by 10% (average exchange rate), even though sales prices in Dollars have risen by 8% and the volume of pulp sales was up 3%, representing a new record (3.1 million tons in 2007).

Cost of products sold (pulp) was chiefly impacted by the rise in the price and consumption of raw materials.

Operating expenses were down 22% compared with 2006, mainly due to the 7% cutback in administrative expenses, reflecting less expenditure on advertising, and the recovery of part of the ICMS credit through sales to third parties, thus reversing the provision for loss that had been set up. A similar procedure was carried out for the credits the Company expects to recover short term, with both effects benefiting the Other Operating Expenses line of the Income Statement. At the end of 2007 the balance of the provision for possible losses on ICMS credits was R$ 195 million.

Operating cash generation (as measured by EBITDA adjusted by other strictly accounting entries without impact on cash) was R$ 1.7 billion, 5% below the R$ 1.8 billion posted in 2006.

Financial expenses were 21% lower than in 2006, principally caused by expenses on early settlement of the securitization program in 2006. During 2007, our rating according to the Moody's risk classification agency was upped one more point to Baa2, equivalent to the ratings indicated by both Standard & Poor and Fitch.

Financial revenues remained stable, favored by a gain of R$ 199 million in hedge operations. As a means of protecting the Company against exposure to its cash flow, the Executive Officers of Aracruz decided to use derivative financial instruments against appreciation of the Real. At the end of 2007, the position sold in Dollars at the BM&F was equivalent to US$ 150 million.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Monetary and exchange variations recorded a gain that was fully 50% above 2006, basically due to the appreciation of the Real during the period (17% in 2007 compared with 9% in 2006).

The provision for income tax and social contribution, in the amount of R$ 286 million in 2007, (R$ 106 million in 2006), encompasses R$ 82 million in current taxes (R$ 69 million in 2006) and R$ 204 million in deferred taxes (R$ 37 million in 2006). The reason for the rise in deferred taxes in comparison with 2006 is the impact of the appreciation of the Real against the Dollar based on taxable income.

As a result, net income was R$ 1.042 million, a reduction of 9% compared to the R$ 1,150 million posted in 2006, while pretax income was R$ 1,029 million, 10% above 2006.

The main variations in results comparing the two years are the following:
R$ millions
Lower sale price for pulp denominated in Reais	(164)
Greater volume of pulp sales	45
Effect of price on costs	(67)
Lower operating expenses	104
Increase in net financial revenues, including monetary and exchange variations	164
Higher provision for Income Tax and Social Contribution	(180)
Other variations	(10)

Net indebtedness, comprised of total gross debt less cash, was down 7% (or R$ 155 million) in comparison with 2006. Greater expenditures on investments, payment of dividends and interest on capital invested, as well as lower exchange variation revenues, were more than offset by strong operating cash generation, which permitted reduction in net debt. Aracruz’s cash position as of December 31, 2007, in the amount of R$ 933 million, represented 3 times the principal of the short term debt, in the amount of R$ 267 million, reflecting the Company’s favorable debt profile.

Non-GAAP information – Reconciliation with GAAP information

The Company believes that, in addition to its GAAP financial information, certain financial indicators, such as adjusted EBITDA and net debt, allow managers, investors and analysts to compare and appraise in a more complete fashion the Company’s performance and results of operations.

Net debt represents total gross debt less cash and cash equivalents (cash and short-term investments in marketable securities). Net debt is not an official financial indicator under BRGAAP and does not represent the cash flow for the period indicated, and should therefore not replace cash flow as an indicator of liquidity or measure of cash generation. The calculation of net debt does not have a defined standard and should not be compared to the net debt of other companies. In addition, the Company believes that certain investors and financial analysts use net debt as an indicator of liquidity and financial leverage.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Adjusted EBITDA

The aim of including Adjusted EBITDA is to provide a measure that permits evaluation of the cash generation of a company’s operations. The term EBITDA refers to an indicator defined as earnings (loss) before interest, taxes, depreciation and amortization. As the Adjusted EBITDA excludes interest, income tax, depreciation and amortization, as well as monetary and exchange variations and equity pickup, it provides an economic performance indicator that is not affected by debt restructurings, fluctuations in interest rates or tax rates or changes in the levels of depreciation and amortization and non-recurring expenses. Nevertheless, the Adjusted EBITDA is not a measured defined as a GAAP and may not be comparable with other indicators with the same name reported by other companies. The Adjusted EBITDA should not be considered as a substitute for operating income or measure of liquidity that is better than operating cash flow, which is determined by GAAP. The Adjusted EBITDA is provided to provide additional information with respect to a company’s ability to pay off debts, carry out investments and cover working capital needs.

Stock market

In terms of Wall Street trading, in May of this past year Aracruz commemorated 15 years of listing on its ADR’s on the New York Stock Exchange (NYSE).

In 2007 the average daily turnover of our shares on both the São Paulo (Bovespa) and NY exchanges reached US$ 41 million, fully 62% higher than in 2006.

The market value of Aracruz Celulose S.A. reached US$ 7.7 billion at the end of 2007, growth of no less than 21% in relation to 2006.

Information on Aracruz shares	December 31, 2007
Total number of shares	1,030,587,806
Shares of common stock	454,907,585
Shares of preferred stock	575,680,221
ADR (“American Depositary Receipt”)	1 ADR = 10 preferred shares B
Market Value	US$ 7.7 billion
Average daily financial volume traded - 2007 (Bovespa and NYSE) *	US$ 41 million
* Source: Bloomberg

Dividends and interest on capital invested

A total of R$ 299 million was distributed in 2007 in the form of interest on capital invested, as a means of prepaying annual mandatory dividends for the fiscal year, with R$ 78.9 million declare don December 21, R$ 76 million declared on September 18, R$ 77 million on June 19 and R$ 67 million on March 21, pursuant to Article 9 of Law No. 9249/95.

Above and beyond the various declarations of interest on capital invested base don performance in the year 2007, Management is proposing payment of dividends in the amount of R$ 200 million, to be submitted to the approval of the Stockholders at their Annual General Meeting (AGM), to be held April 30, 2008. If the proposal is confirmed, total distribution relating to the year 2007 will add up to R$ 499 million, or R$ 0.50 per share of class B registered preferred stock (PNB).

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Capital investments

Capital investments made by Aracruz in 2007 totaled R$ 1,194 million, a figure that is 65% higher than in 2006, highlighted by:

Barra do Riacho Mill – Optimization Project was concluded to increase the unit’s annual pulp production capacity by 200 thousand tons per year, upping the total output to 2.33 million tons per year. As a result, global production costs are expected to be cut by approximately US$ 5/t, on account of gains in economies of scale and reduction in consumption of raw materials.

Guaíba Mill – The initial phase of purchasing lands and forming forests to meet projected rise in capacity has already been approved by the Board of Directors and over 70% of the lands have either already been purchased or are in the negotiation phase. Final approval of the project, which includes the decision for the total investment in expansion, should take place at the next Board meeting, set for March 2008. The expansion project should be concluded in 2010 and will increase the unit’s total production capacity to 1.8 million tons per year.

Portocel – The first phase of the expansion Project, which should be concluded in 2009, includes construction of a new mooring berth for ships, a new pulp barge terminal, a sixth pulp warehouse, dredging to a level of 12.5 meters, operating enhancements and technical adaptations. Investments are estimated at US$ 80 million and will increase total terminal handling capacity to 7.5 million tons of pulp shipments per year in 2009.

A second stage of the expansion project is slated to occur between 2010 and 2026. With investments on the order of US$ 244 million to be made by the port’s shareholders, Aracruz and Cenibra, the Project calls for construction of four more berths, two more warehouses and a new railroad branch line, thereby increasing annual terminal handling capacity to 17 million tons.

Veracel – By the end of 2008, around 70% of the forests required to double Veracel’s tracts will have been acquired. The new production line will have the capacity to turn out 1.4 million tons of pulp per year, which will raise the unit’s rated capacity to 2.3 million tons per year (50% for each one of the partners, Aracruz and Stora Enso).

Capital investments in 2007 have been allocated to the following projects:

R$ million
Tree growing	285
Purchase of lands and forests	267
Other forest investments	60
Current industrial investments	101
Optimization projects (Guaíba and Barra do Riacho mills)	298
Investments in Veracel	101
Investments in Portocel	53
Other investments	29
Total	1,194

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Intangible assets

Management of intangible assets has contributed to Aracruz’s sustainable growth in many respects, such as personnel, technological research and development, commercial and social, etc. and has buttressed the Company’s role as a developmental agent for Brazil as a whole.

In 2007 Aracruz conducted an appraisal of the level of satisfaction of its customers, coordinated by a specialized consulting firm. The results reaffirmed their trust and satisfaction in the quality of our products and services.

For the fourth consecutive year, Aracruz was on the list of the “Best Companies to Work for in Brazil”, compiled by the You Inc. Guide prepared by Exame (a leading business magazine), attesting to the perception on the part of our employees that they are working in a healthy environment that encourages innovation.

Aracruz further carried out its fifth Organizational Climate Survey, which is conducted every two years. Participation in the survey is voluntary but even so managed to garner the signing on of no less than 87% of employees. The results were a favorable ratio of 63%, reflecting the level of approval of management’s handling from varying standpoints.

We provided continuity to our efforts aimed at enhanced communication at a regional and national, level, striving to expand the level of knowledge and favorable impressions on the part of the various publics with whom we deal.

Aracruz, which is already ranked investment grade by Moody’s, Fitch and Standard & Poor's, obtained improvements in its risk classification. In 2007, Moody's Investor Service raised the rating of Aracruz Celulose S.A. ("Aracruz") from Baa3 para Baa2, on a global scale and in local currency, and from Aa1.br to Aaa.br on a national scale, assuring that the Company has one of the best ratings/outlooks among paper and forest product companies in the entire world.

Customer satisfaction

In the year in which it celebrated its 40th birthday, Aracruz has held firmly to its world leadership position in eucalyptus pulp production.

The constant striving for innovation and enhancement of products and processes has made it feasible to increase the volumes placed on the market, contributing to consolidation of the long-term relationships we maintain with our commercial partners. Pulp production and sales

In 2007 Aracruz repeated the excellent performance of the previous year, turning out 3.1 million tons of pulp.

The project for expansion of the production capacity at the Barra do Riacho Mill has been concluded, raising its annual capacity to 2.3 million tons of pulp. This optimization was carried out during the periodic work stoppage and, indeed, was pulled off in record time, with minimum impact on annual

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise production.

Company sales in 2007 were more than 3.1 million tons, which means all the volume produced in the period was sold and the relationship between capacity and actual production were totally aligned.

The European and North American markets continued to represent the biggest volume of Aracruz’s sales, accounting for 41% and 34% of all shipments, respectively. By the same token, the Asian market, which has been growing in terms of volume and weight of total sales, accounted for 23% in 2007.

Logistics and distribution Geographic distribution of sales:

Brazil:	2%
Asia:	23%
North America:	34%
Europe:	41%
Source: Aracruz Celulose
Sales for final use:
Tissue paper:	59%
Printing and writing paper:	23%
Special paper:	18%
Source: Aracruz Celulose

To ensure efficient distribution of rising volumes of pulp to its customers, Aracruz has made important investments in enhancement of its logistic processes.

Standardization of shipment of pulp from all ports where the Company operates has been concluded. Accordingly, the entire process of loading and unloading Aracruz pulp hauled by ships is now handled directly by the Company itself, assuring greater speed in delivering products to our customers.

At Portocel, two new mooring berths entered into operation for handling finished product barges (wood and pulp) and work was concluded on dredging down to 12.5 meters. With this increase, the terminal has become able to handle shipments using all types of vessels specialized in hauling forest products, which will permit significant improvements and flexibility in the process for contracting freight.

In February, a single-day record for shipping pulp was set, involving a volume of 35 thousand tons.

Technical support

Aracruz has structured a technical assistance department at its office in Hong Kong, in order to more closely monitor in real time the performance of its pulp at customers located in Asia.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Internal processes Research and technology

Research work oriented to the forestry area have resulted in the creation of new eucalyptus clones, with greater pulp productivity at the different units of the Company, besides more appropriate wood quality to meet customer demands. Special mention should be made of the unprecedented recommendation for use of hybrid clones E. urophylla x E. dunn for planting at the Guaíba Unit in the State of Rio Grande do Sul.

Also worth highlighting are the studies related to environmental sustainability at Aracruz, especially those involving climate change and alternative production of biofuels on Company lands.

In the area of industrial technology, work has been intensified for differentiation of pulp, including evaluations of unconventional technological alternatives, such as the use of additives and techniques for introduction of alterations in the surface of the fibers.

The results obtained in 2007 permit confirmation of the differentiating potential of Aracruz pulp in the manufacture of tissue, printing, writing and special papers.

Technological prospecting work has been intensified in different areas, mainly related to bio-energy and bio-products, technologies for environmental control and leading edge technologies, such as those related to surface chemistry.

Forest operations Seedling production

The modifications implemented in the Aracruz Regional Nursery have provided significant advances in terms of the quality of seedlings and decrease in the incidence of diseases, leading to cutbacks in throw-aways and cost of seedling production. Enhancements in the processes for reusing water and final disposal of effluents will be concluded in the first half of 2008.

Aracruz plans to build a new nursery in the township of Nova Viçosa, Bahia. The unit will have capacity to produce 30 million clonal eucalyptus seedlings per year and construction should begin in February, after the environmental licensing process is concluded. Investment outlays will be on the order of R$ 23 million and the forecast is that the project should be concluded by October of 2008.

Wood production and supply

A total of 9,494 thousand cubic meters of wood were consumed in the production of the Barra do Riacho - UBR (7,872 thousand m³) and Guaíba – UG (1,622 thousand m³) units.

Most part of the wood used by the Company comes from its own forests, though a rising share of the wood supply comes from the Forest Producer Program.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Origin of wood used by Aracruz in 2007

The Company maintains a ratio of 0.6 hectare of native reserve for each 1 hectare planted with eucalyptus trees.

In terms of forest planning, important advances have been obtained in the system for optimizing wood supply, permitting implementation of projects for expansion of the forest base, which is a fundamental step for supporting the Company’s growth strategy.

Forest Producer Program

In 2007 the Forest Producer Program accounted for 14% of the wood supplied to the UBR and 10% to the UG. No less than 442 new contracts were signed and about 9 thousand hectares were planted with eucalyptus trees. The Program wound up the year with marked presence in no fewer than 157 municipalities (townships) in the Southeastern States of Espírito Santo, Rio de Janeiro and Minas Gerais, in the Northeastern State of Bahia and the Southern State of Rio Grande do Sul, with 92.7 thousand hectares of area contracted, of which fully 87 thousand are already planted.

Wood logistics

Shipping wood by sea accounted for the hauling of 1.3 million m³ in 2007, which meant a reduction of 52 thousand truck trips, contributing to decrease of traffic on the nation’s main coastal highway, BR-101, in the stretch where Aracruz has developed its forest operations.

In July the record was broken for wood hauled in a single month, hitting the mark of 749 thousand m³.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Forest certification

Certification of forest management and the custody chain under the norms of Cerflor (Brazilian standards Nos. NBR 14789 and NBR 14790) was maintained in 2007 for all of Aracruz’s own forests, attesting that all the raw materials employed feature at least 70% wood certified as resulting from sustainable forest management practices.

In 2007 Aracruz began studies in the sense of harmonizing its forest management systems to the principles and criteria adopted by the FSC, at the same time as it is evaluating the possibility of filing for certification under this system, based on a process that will involve discussion with all the various parties with interest in the matter.

Industrial operations Pulp production

The three industrial units run by Aracruz produced 3.1 million tons of pulp in 2007, distributed as follows:

Volume produced per unit in 2007 (thousands of tons)

Worthy of special note is the rise in production at Veracel, which exceeded its rated capacity (900 thousand tons per year) by an astonishing 17%, achieving the mark of 1,051 thousand tons in 2007.

Training and development Personnel management

In 2007, Aracruz was responsible for maintaining 12,010 direct jobs, of which 2,495 are full Company employees and 9,515 outsourced employees who work for companies that provide services to Aracruz on a permanent basis.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

The profile of the Company’s own employees is as follows:

Average age bracket – 37 years
College educated – 30%
High school – 62%
Male – 88%
Natives of ES, BA and RS – 78%
Average length of service at Company – 12 years

The Organizational Climate Management process contributed to the Company’s achieving important recognition in terms of human resources: winning the coveted Sesi Work Quality Award for the State of Espírito Santo. This award evaluates such aspects as personnel management, training and development, quality of life index (QLI) and socio-environmental development.

Training and development – In 2007 Aracruz provided no fewer than 105,697 hours of training sessions, an average of 42 hours per employee.

At the Guaíba Unit, the Suggestions for Improvement Program were maintained. This program, which encourages participation by employees in solving problems and maximizing daily procedures, led to 58 ideas being registered and 10 being adopted and implemented by the Company.

Quality of life index (QLI) – Aracruz’s commitment to its employees extends to actions intended to enhance the quality of their lives, as highlighted by support for employees addicted to tobacco and other forms of substance abuse, professional rehabilitation, preparation for retirement and guided physical activities.

The Company’s postretirement benefit plan, which is provided by Fundação Aracruz de Seguridade Social (Arus), a private entity that Aracruz is the main sponsor of, reached the end of 2007 with 4,583 active and assisted participants and net worth of R$ 520 million.

Opportunities for youths

In 2007 Aracruz had 128 college-level trainees working on its staff, most of them students taking Business Administration, Chemical Engineering and Forestry programs at leading universities, besides 35 other level trainees, mainly from chemistry and pulp and paper courses provided by vocational training institutes.

Likewise oriented to offering youths opportunities for Professional development, the Apprentice Minor Program at Aracruz and Portocel featured the participation of 58 adolescents from low-income families in the surrounding communities of Vila do Riacho and Barra do Riacho, in Aracruz, and in the township of Conceição da Barra.

Professional training in communities

In partnership with the National Industrial Apprenticeship Service for the State of Paraná (Senai-PR), Aracruz began the Pulp Manufacturing Training Program. Forty-five of the 1,500 candidates who applied were selected to take the course, which includes three months of theoretical classes, three months of training and a year to work as a trainee operator in the industrial area of Aracruz.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

In partnership with Senai, Aracruz provided continuity to the course in Forest Machine Maintenance Operator, which covers 28 townships in the States of Espírito Santo, Minas Gerais and Bahia. So far, 366 operators have concluded training, of which 278 now work as Company tree harvest operators.

Citizenship

In 2007, around 22 thousand people benefited from the 149 actions undertaken by Aracruz volunteers. Already in its fourth year the program kept its focus on actions intended to support asylums, orphanages and patients interned in hospitals and, once again, promoted the campaign entitled Christmas in Solidarity, which gathered and distributed 63 tons of food for the needy.

The Minicompany program, carried out in conjunction with the famed NGO Junior Achievement, also featured participation by Company volunteers. The objective is to orient students in setting up and managing a company. In 2007, Aracruz volunteers oriented 32 adolescents from the Mons. Guilherme Schmitiz School, located in Aracruz (ES), to set up the company called Papelarte, which is engaged in the business of manufacturing articles made of newspaper.

Suppliers

The Integrated Supplier Development and Qualification Program (Prodfor) celebrated 10 years of existence in Espírito Santo. Maintained by 12 large companies (including Aracruz, Prodfor has been effective in forming a reliable supply chain for companies and providing growth opportunities for local suppliers.

In 2007 a survey was conducted to evaluate the program’s results. The companies surveyed accounted for total billings in the period of R$ 2.5 billion and creation of 21 thousand direct jobs and another 64 thousand indirect jobs. After certification by the program, these suppliers have average annual sales growth of 17.4%, much higher than the national average. At present, 83 Aracruz suppliers are certified by the program or in the process of certification.

Relationship with interested parties

Dialogues with NGO’s - Discussions continued with NGO’s in the States of Bahia and Espírito Santo regarding issues such as development of forests, multiple uses of eucalyptus, planting of native species for future commercial use, planting eucalyptus trees around Conservation Units and Marine and Land Conservation Units. In both states agreements were established regarding forest development and some projects area already being scoped for joint implementation.

In Rio Grande do Sul, there has been approximation involving certain local environmental NGO’s and forestry companies, with a view to initiate dialogue regarding the situation of the southern end of the Atlantic Rainforest, an initiative linked to the National Atlantic Rainforest Dialogue. As a result of such approximation, issues related to the Pampas (grasslands) bioma are also being brought up for discussion.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Aracruz and Indian communities - The dispute for land involving Aracruz Celulose and the Indian communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, the final Term of Settlement (TAC) was signed at the Ministry of Justice covering the rights and obligations of each party (Aracruz, the Indian communities and FUNAI) in the process of transferring approximately 11,000 hectares of lands to the Indian communities and assuring that all the eucalyptus wood planted in the area (around 6,800 hectares) will be felled and removed by the Company as indemnity for the improvements made. Expansion of the Indian reservations further requires ratification by decree to be signed by the President of Brazil and subsequent demarcation of lands, at which time effective transfer of ownership will take place.

The agreement, which has been followed up on by all the authorities participating in the negotiation process, including the Brazilian Government Attorney and FUNAI (the agency that will be in charge of hiring an independent firm to physically demarcate the lands) calls for both parties to waive from any present or future actions in this regard. This waiver is to be ratified by the Federal Courts in the City of Linhares - ES.

Prior to signature of the final TAC, the terms thereof were submitted to a vote by the Indian communities and approved at a general meeting held on October 16, being further ratified by them at another meeting held November 28, 2007, as recommended by Convention 169 of the International Work Organization (IWO) on Indian and Tribal Communities, to which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks equilibrium among the parties involved, to the extent that it makes it feasible for the Indian communities to expand their lands and provides the Company with the legal security that such lands will not be expanded in the future.

Information technology

Most of our efforts in the area of Information Technology have been aimed at revision of the Integrated Company Management System (SAP R/3). Original implementation of the SAP at Aracruz occurred in 1998, and the project for reimplementation was begun in 2007, with conclusion slated for January 2008. The principal objective is revising the Company’s processes, which have undergone several modifications over the past 10 years, aiming to make them simpler and more unified, as well as to increase productivity at the business units.

Work continue don the Project to implement IT governance, based on best market practices, in line with Aracruz’s corporate governance strategy. Besides reviews of the change management processes (maintenance work on infrastructure and systems) and continuity, implemented in 2006 and required for compliance with the Sarbanes-Oxley Law, a process for managing incidence was also implemented. This latter process has permitted creation of a single contact point for users, thus speeding up handling of calls.

Slated for 2008 are the following: implementation of support processes for better handling of IT demands and projects, as well as establishment of a service level agreement with user areas.

Actions were further implemented to improve the level of security, performance and availability of the corporate network, with analysis of vulnerabilities of the environment, updating of securi9ty tools and revision of the wireless network.

Aracruz Celulose S.A. and Subsidiaries

Management Notes to the Financial Statements as of December 31, 2007 and 2006
Expressed in thousands of Reais, except as indicated otherwise
Convenience Translation into English of original previously issued in Portuguese)

1	Business Context

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts mainly from the Company’s own forests, with an installed production capacity of 3,210 thousand tons per annum. Of this total, 2,330 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A., which runs the mill located in Eunápolis, BA (which has total installed production capacity of 900 thousand tons per year).

In September, 2007, work was concluded on the project for modernization of one of the production lines at the Barra do Riacho mill. As a result, the rated production capacity of this unit was increased by 200 thousand tons per year as from October, 2007.

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half being held by the Swedish-Finnish group Stora Enso.

The Company’s operations are integrated with those of its Subsidiaries, both joint and affiliated concerns, which operate in: (i) distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a loan for use agreement (Mucuri Agroflorestal S.A.), (iv) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (Ara Pulp)] and (vi) pulp production (Veracel).

Based on the increase in the performance of port services to third parties and to the affiliated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted financing in the total amount equivalent to R$ 50 million, which in Brazilian currency corresponds to R$ 104 million [Note 13(b)], to be invested in Phase 1 of the project for expansion of the Terminal, which is slated for conclusion in May 2008 and expected to start operations in June of this year.

Aracruz expects to obtain final approval from stockholders for expansion of the Guaíba Mill at the beginning of 2008. The initial phase, involving purchase of lands and formation of forests, has already been approved by the Board of Directors, and purchase agreements have already been signed or tracts committed for sale involving more than half the lands involved. Total investment in the Guaíba expansion Project is estimated at approximately US$ 2 billion. It should be concluded in 2010 and will bring on stream an additional 1.3 million in annual pulp output at present capacity, bringing total Guaíba Unit production to 1.8 million tons per year.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

2	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s financial statements have been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors - IBRACON, the most significant of which are as follows:

	a)	Revenues arise mainly from long-term contracts for pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

	b)	Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

	c)	Other current and noncurrent assets are stated at the lower of cost or net realizable value, including, when applicable, interest accrued through the balance sheet date.

	d)	Permanent assets are carried at cost restated by government indices through December 31, 1995, and include the capitalization of net financial charges incurred on fixed assets in progress, combined with the following aspects: (i) investments in affiliated, jointly controlled and affiliated companies (“Subsidiaries”) are recorded by the equity method, based on financial information booked according to the same accounting practices adopted by the Company as of December 31, 2005; (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred charges upon the upstream merger of the respective subsidiary [Note 12 (i)]; and (v) amortization of the deferred charges over the years that the benefits arising from them current are enjoyed (Note 12).

	e)	Current and noncurrent liabilities are stated at their known or estimated values, including accrued financial charges and proportional monetary and exchange variations incurred through the balance sheet date.

	f)	The preparation of the financial statements requires Company Management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including allowances for doubtful accounts, provisions for losses on inventories and tax credits, definition of useful lives of fixed assets, amortization of pre-operating expenses and goodwill on acquisitions of equity stakes, provisions for contingencies and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by Management.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

g)	The consolidated quarterly financial statements include the following Subsidiaries, all as of the Company’s financial reporting date and according to uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested areas:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação and Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33,33
Special Purpose Company – SPC:
Arcel Finance Limited (Note 13) (**)	100
(*) The stake held in Aracruz Produtos de Madeira S.A. is 1/3 of its shares and is recorded under the equity accounting method.
(**) Arcel Finance Limited was dissolved on November 27, 2007.
The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group Companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled (50%) under the terms of the shareholders agreement.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Summary financial statements of Veracel, as proportionally consolidated by Aracruz, are as follows as of December 31:

	2007	2006
	707	401
Cash and cash equivalents
Inventories	60,066	66,649
Property, plant and equipment/Deferred charges	1,537,124	1,547,581
Other assets	192,489	224,827
Total Assets	1,790,386	1,839,458
Suppliers	18,226	21,526
Financings	594,238	895,966
Other liabilities	21,914	19,042
Shareholders’ equity	1,156,008	902,924
Total Liabilities and Equity	1,790,386	1,839,458
Net sales revenues	399,214	385,557
Gross profit	102,860	117,030
Operating income	44,065	68,249
Net income	1,216	13,529

h)	With a view to enhancing the quality of the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, issued by the Brazilian Institute of Independent Auditors - IBRACON, reflecting the main transactions involving cash and cash equivalents of the Company and its subsidiary, affiliated, jointly controlled and associated companies (“Subsidiaries”), other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NBC T 3.7 of the Federal Accounting Council (CFC), presents the result of operations for the period from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the Group’s activities are: employees, government, third party and capital invested by stockholders.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

3	Marketable Securities

As of December 31, 2007 and 2006, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in Reais, placed overseas with leading financial institutions, through the Company’s subsidiary Aracruz Trading International Ltd., with original maturities of less than 90 days.

4	Short-term Investments

As of December 31, 2007 and 2006, the Company held units of ownership (quotas) in two exclusive private investment funds and investments in certificates of bank deposit (CDB’s) with original maturity of over 90 (ninety) days. The funds are comprised principally of CDB’s and other securities, the yields of which are pegged to the Certificate of Interbank Deposit (CDI) index, maintained with prime Brazilian financial institutions, with final maturities between January of 2008 and April, 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and the Company considers such investments as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of Aracruz Celulose S.A.

		Company
Description	2007	2006
Certificates of Bank Deposit	641,251	418,429
Box of Options - CDI		155,757
Brazilian Federal Government Bonds	27,137	52,224
Debentures	45,194	88,960
Total	713,582	715,370

As of December 31, 2007, the difference between the Company and Consolidated balances, in the amount of R$ 65,648 (R$ 420,398 in 2006), refers to CDB’s denominated in Reais maintained at leading financial institutions in Brazil through the subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

5	Accounts Receivable - Trade

		Company	Consolidated
	2007	2006	2007	2006
Domestic customers	32,169	18,258	32,321	20,826
Foreign customers
Subsidiaries	173,635	69,091
Other customers (third parties)	124	4,326	578,973	578,650
Allowance for doubtful accounts			(6,459)	(8,692)
	205,928	91,675	604,835	590,784

6	Inventories

		Company	Consolidated
	2007	2006	2007	2006
Pulp – finished products
At mills	27,512	52,838	39,840	71,392
Overseas			228,638	218,315
Paper – finished products	489	1,507	489	1,507
Raw materials	68,629	60,648	80,283	75,374
Maintenance / warehouse supplies	99,626	98,262	134,749	130,766
Provision for obsolescence / adjustment to
market value		(424)		(424)
Other inventories	74	299	1,035	1,163
	196,330	213,130	485,034	498,093

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

7	Related Parties

The transactions between the Company and its Subsidiaries jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.14% to 6.90% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)	Subsidiaries / jointly controlled / affiliated companies

						Company
					2007	2006
			Portocel-
			Terminal
			Especia-	Aracruz
	Aracruz	Mucuri	lizado de	Produtos de
	Trading	Agroflorestal	Barra do	Madeira
	International Ltd.	S.A.	Riacho S.A.	S.A.	Total	Total
Current assets	173,635		1,778	876	176,289	70,250
Noncurrent assets		81	342		423	6,376
Current liabilities	44,860		1,078		45,938	145,673
Noncurrent liabilities	1,333,845				1,333,845	548,019
Sales revenues	2,270,685			6,688	2,277,373	2,110,606
Payment for port services			13,973		13,973	14,221
Financial expenses (revenues), net	(116,771)				(116,771)	(53,839)

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(b)	Stockholders and related company

Transactions with Company Stockholders and a related company, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

			Stockholders	Related company
	BNDES – Brazilian			Cia. de
	Development Bank			Navegação
	Note 13 (a)	Banco Votorantin S.A.	Banco Safra S.A.	Norsul		Total
					2007	2006
Current assets			106,067	166	106,233	239,166
Current liabilities	245,049				245,049	256,930
Noncurrent liabilities	1,086,602				1,086,602	1,094,440
Net financial revenues		4,066	20,532		24,598	35,240
Net financial expenses	12,316				12,316	93,330
Freight expenses				20,550	20,550	20,513

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

8	Tax Credits and Expenses on Income Tax and Social Contribution

(a)	Tax credits

	Company		Consolidated
	2007	2006	2007	2006
Deferred Income Tax (IRPJ) and
Social Contribution Tax on Net
Income (CSLL)
Tax losses for IRPJ purposes (i)	24,611	24,583	35,187	38,250
Negative results for CSLL purposes(i)	41	31	3,847	4,951
Temporary differences (ii)
Exchange variation taxed on cash basis	(335,173)	(153,096)	(335,173)	(153,096)
IRPJ levied on unearned income			21,752	32,872
Other	8,924	23,188	22,865	29,145
Recoverable/offsettable taxes
IRPJ and CSLL on net income – prepaid
on estimated basis	72,802	73,893	75,807	75,657
IRPJ overpaid	86,849	87,971	86,849	87,971
Income tax withheld on investments in
Marketable securities	13,041	34,045	27,684	47,162
Income tax accrued on investments in
marketable securities	17,911	5,093	21,302	7,056
Federal PIS and COFINS contributions	82,668	46,375	134,445	105,802
State Value-Added Tax on Circulation of
Goods and Services – ICMS (iii)	273,404	309,090	299,355	333,192
Provision for loss on ICMS credits (iii)	(194,831)	(299,755)	(218,194)	(304,509)
Other sundry items	1,923	1,976	2,455	2,443
Total	52,170	153,394	178,181	306,896
Shown as:
Current assets	239,343	226,420	289,312	287,698
Noncurrent assets	114,424	32,268	162,143	99,948
Noncurrent liabilities	(301,597)	(105,294)	(273,274)	(80,750)

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(i)	The proportional deferred tax credits arising from accumulated tax losses for IRPJ purposes and negative results for CSLL purposes related to Veracel have been recorded as of December 31, 2007 backed up by economic viability studies approved by management bodies of that jointly-controlled company. The breakdown of the Veracel balances and their expectations for realization are itemized year to year through 2012, as prescribed by CVM Instruction No. 371/02, and detailed below:

	2008	2009	2010	2011 a 2012	Total
Income Tax	1,072	982	1,169	7,547	10,770
Social Contribution	1,544	1,414	1,683	10,933	15,574
Total	2,616	2,396	2,852	18,480	26,344

The remaining balance of R$ 24,611 refers to deferred tax credits resulting from accumulated tax losses for IRPJ purposes at Aracruz. This is linked to the assessment notice regarding offset of the BEFIEX tax loss [see Note 18(f)].

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)	Since the promulgation of Federal Complementary Law No. 87 of September 13, 1996, the Company’s Espírito Santo plant has been accumulating ICMS credits, resulting from its predominantly export activity. Based on currently effective state legislation, the Company has managed to partially realize such credits withheld by the State of Espírito Santo through Sales operations. Considering the history of sales over the courser of the year 2007, in the amount of approximately R$ 95 million, and further given prospects of satisfactorily concluding other negotiations in progress, the Company ranks as probable realization of part of the ICMS credits booked in its accounting records relating to the unit in this state. Therefore, as of December 31, 2007, it has reversed approximately R$ 71,070 of the respective provision for loss and now maintains the provision in the amount of R$ 194,831.

The amount of R$ 7,503 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of its operations.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(b)	Income Tax and Social Contribution reflected in results arise from:

	Company		Consolidated
	2007	2006	2007	2006
Income before Income Tax, Social
Contribution and minority interest	947,282	893,910	1,031,059	939,061
Income Tax and Social Contribution at enacted
rate of 34%	(322,076)	(303,929)	(350,560)	(319,281)
Equity pickup from subsidiaries with different
rates or income not subject to taxation	91,209	246,566	58,791	219,290
Depreciation, amortization, depletion and write-
offs - Article 2 of Law No. 8200/91	(2,109)	(2,347)	(2,109)	(2,347)
Contributions and donations	(1,225)	(3,294)	(1,225)	(3,294)
Technology innovation	8,350		8,350
Other effects of permanent differences	286	(573)	949	(197)
Income Tax and Social Contribution	(225,565)	(63,577)	(285,804)	(105,829)
Current portion	(29,262)	(27,570)	(82,160)	(68,909)
Deferred portion	(196,303)	(36,007)	(203,644)	(36,920)

9	Advances to Suppliers – Forest Producer Program

The Forest Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, for which the Company provides technology, technical support, supplies and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of December 31, 2007 advances of funds amounted to R$ 242,603 (Consolidated R$ 265,214), compared with R$ 209,231 (Consolidated R$ 227,374) as of December 31, 2006, which are recovered against the delivery of the wood by the producers.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

10	Investments								2007	2006
	(a) Parent Company
				Portocel-
				Terminal						Aracruz
			Mucuri	Especiali-		Aracruz	Aracruz			Produtos
		Veracel	Agro-	zado	Aracruz	Trading	Celulose			de
		Celulose	florestal	de Barra do	Trading	International	(USA),	Ara	Riocell	Madeira
		S.A.	S.A.	Riacho S.A.	S.A.	Ltd.	Inc.	Pulp	Limited	S.A	Total	Total
	In Subsidiaries, jointly held and
	affiliated companies
	Number of shares held by Aracruz
	Share of voting capital - %	50	100	51	100	100	100	100	100	33.33
	Information as of December 31, 2007
	Subscribed and paid-in capital	2,377,106	72,300	2,304	173	35	354	26	39	145,655
	Shareholders’ equity	2,312,016	76,175	7,858	292	2,085,111	13,974	48	1427	55,023
	Net income (loss) for the year	2,432		3,981	10	575,046	3,908	(67)	(46)	(3,965)
	Changes in investment account
	At beginning of year	902,924	70,175	1,977	340	1,822,684	12,149	124	1,778	19,662	2,831,813	2,075,950
	Paying in of capital (i)	249,410	6,000								255,410	53,327
	Reduction of capital and distribution of
	dividends at Subsidiary (ii)											(25,181)
	Equity pick-up (iii)	3,674		2,031	(48)	262,427	1,825	(76)	(351)	(1,322)	268,160	727,717
		1,156,008	76,175	4,008	292	2,085,111	13,974	48	1,427	18,340	3,355,383	2,831,813
		50,305									50,305	50,305
	Goodwill on acquisition of investment
	(iv)
	Amortization of goodwill (iv)	(40,564)									(40,564)	(40,564)
		1,165,749	76,175	4,008	292	2,085,111	13,974	48	1,427	18,340	3,365,124	2,841,554
	Other investments										3,223	2,888

	Total										3,368,347	2,844,442

* - The difference between the income and the equity result refers to the tax incentive booked under Stockholders’ Equity in the amount of R$ 2,458

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(i)	Under the capitalization plan of Veracel, during 2007 capital increases were carried out in the amount of R$ 249,410 (R$ 53,327 in 2006).

Also in 2007 the amount of R$ 6,000 was paid in at Mucuri Agroflorestal S.A.

(ii)	During the year 2006, the Subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 21,777 and Ara Pulp distributed dividends in the amount of R$ 3,404.

(iii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iv)	The goodwill paid on the acquisition of Veracel Celulose S.A., in the total amount of R$ 50,305, was based on the market value of assets and on estimates of future profitability of the business, in the amount of R$ 40,564, which was fully amortized through March 31, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled. The goodwill referring to the lands, in the amount of R$ 9,741, continues pending amortization up to the time when the assets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b)	Consolidated

The Consolidated balance of stakes in affiliated and jointly controlled companies, in the amount of R$ 18,340 (R$ 19,662 in 2006), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

11	Property, Plant and Equipment

				2007	2006
	Annual		Accumulated
	depreciation		depreciation
	rate - %	Cost	/depletion	Net	Net
Company
Lands		1,016,292		1,016,292	764,003
Industrial and forestry equipment	4 to 25	4,742,582	(2,412,035)	2,330,547	2,194,056
Forests	(*)	1,163,390	(131,514)	1,031,876	863,178
Buildings and improvements	4 and 10	1,044,431	(563,840)	480,591	449,661
Data processing equipment	20	94,410	(80,300)	14,110	15,626
Administrative and other assets	4,10 and 20	174,921	(96,442)	78,479	84,430
Advances to suppliers		16,355		16,355	66,387
Fixed assets in progress		165,928		165,928	107,778
Total Company		8,418,309	(3,284,131)	5,134,178	4,545,119
Subsidiaries and jointly held company
Lands		221,443		221,443	205,355
Industrial and forestry equipment	4 to 20	1,040,845	(161,259)	879,586	925,662
Forests	(*)	230,695	(64,022)	166,673	136,378
Buildings and improvements	4 and 10	322,841	(38,914)	283,927	271,709
Data processing equipment	20	5,700	(2,663)	3,037	2,840
Administrative and other assets	4, 10 and 20	23,050	(7,799)	15,251	14,892
Advances to suppliers		388		388	262
Fixed assets in progress		64,466		64,466	26,355
Total Consolidated		10,327,737	(3,558,788)	6,768,949	6,128,572
(*) Depleted as described in Note 2 (d).
Depreciation and depletion calculated for the years 2007 and 2006 have been appropriated as follows:
				2007	2006
Industrial and forestry costs				434,803	429,078
Operating expenses				5,654	5,625
Company				440,457	434,703
Industrial and forestry costs				96,252	87,155
Operating expenses				446	408
Consolidated				537,155	522,266

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

12	Deferred Charges

	Amortization
	(number of years)	2007	2006
Company
Pre-operating expenditures	10	25,885	25,885
Administrative and product improvement	3 to 10		133
expenses
Goodwill on upstream merger of Riocell S.A.	5	562,883	562,883
		588,768	588,901
Accumulated amortization		(418,798)	(303,775)
Total Company		169,970	285,126

Subsidiaries and jointly held company
Forests (i)		94,465	94,465
Other			107
		94,465	94,572
Accumulated amortization		(48,904)	(39,565)
		45,561	55,007
Total Consolidated		215,531	340,133

Amortization calculated for the years 2007 and 2006 has been appropriated as follows:
		2007	2006
Industrial and forestry costs		2,579	2,579
Amortization of goodwill – upstream merger
of Riocell S.A.		112,577	112,577
		115,156	115,156
Company
Industrial and forestry costs		9,447	9,447
Consolidated		124,603	124,603

(i) Amortization of deferred forestry charges occurs according to the depletion of the eucalyptus tree planted areas.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

13	Loans and Financings

			Company		Consolidated
Annual interest
	rate (%)	2007	2006	2007	2006
Brazilian currency
Loans indexed to the Long-Term Interest Rate (TJLP)	7.00 to 10.50	679,542	555,923	1,101,848	1,053,633
Loans indexed to a basket of currencies	7.00 to 9.76	80,392	84,787	229,803	297,737
Export credit note	100% CDI			98,812	111,188
Loans indexed to other currencies	6.75 to 8.75	10,228	10,449	13,978	12,975
Foreign currency (United States Dollar)
Advances for exchange contracts / prepayments	5.73 to 6.34	1,626,999	1,895,139	1,626,999	1,895,139
Financing of importation	3.82 to 6.20		3,975		3,975
Other loans / financings	4.56 to 6.88			18,770	182,780
Total loans and financings		2,397,161	2,550,273	3,090,210	3,557,427
Portion falling due short term (including interest payable)		(166,608)	(185,236)	(285,460)	(332,613)
Portion falling due long-term
2008			137,536		278,681
2009		85,707	75,471	209,757	222,414
2010		35,226	64,591	154,393	206,671
2011		35,226	235,631	162,702	385,994
2012 to 2016		2,074,394	1,851,808	2,277,898	2,131,054
		2,230,553	2,365,037	2,804,750	3,224,814

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(a)	Loans from BNDES (Stockholder)

In December, 2006, Aracruz entered into a financing agreement with its stockholder, Banco Nacional de Desenvolvimento Econômico and Social - BNDES, in the total amount of R$ 595,869, of which R$ 427,081 has already been released. The loan is subject to interest varying between 7.86% and 10.5% p.a. and is to be amortized in the period from 2009 to 2016.

As of December 31, 2007, Aracruz had financings in the total amount of R$ 755,205 (R$ 636.164 in 2006), from its stockholder BNDES, subject to interest varying between 7.8% and 10.5% p.a., to be amortized in the period between 2008 and 2016.

With the exception of the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

In relation to Veracel, as of December 31, 2007 BNDES financings amount to R$ 569,501 (R$ 704,341 in 2006), subject to interest varying from 7.0% to 9.74%, to be amortized in the period from January 2008 to February of 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

(b)	Export credit note

In order to expand port facilities, in May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A., contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013. Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a.

(c) Export prepayment operations

As of December 31, 2007, Aracruz had export prepayment operations underway with various banks, in the total amount of R$ 1.610,112, with interest varying between 5.73% and 6.34% p.a., with semi-annual payments and maturity of the principal between March of 2012 and June, 2016.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

14	Financial Instruments (CVM Instruction No. 235/95)

(a)	Risk management

Aracruz and its Subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments also are used by Company Management to mitigate the exchange risks, the position of which as of December 31, 2007 is represented by 3,000 future dollar contracts through the Brazilian Futures Market (BM&F), with an outstanding amount of R$ 2 million to be paid (as of December 31, 2006 the position was represented by 5,780 BM&F future dollar contracts with an outstanding amount to be received of R$ 3 million). During the year 2007, the derivative financial instruments had a positive yield of R$ 192 million (R$ 89 million in 2006).

With respect to interest rate exposure, certain derivative financial instruments have been used by the Company to manage such risks. The position of such instruments as of December 31, 2007 is represented by 3,740 future DI contracts (BM&F) and the outstanding amount receivable is R$ 1.1 million. During 2007, such derivate financial instruments had a negative result in the amount of R$ 60.4 million.

TJLP interest vs. US$ swap operations were also maintained during the course of 2007, the notional amounts of which stood at R$ 591,818 as of December 31, 2007, falling due April 16, 2008. Through the end of this past year, such operations had a marked to market result of R$ 67,878 (R$ 52,605 net of income tax to be withheld).

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(b)	Annual Balance Sheets (Consolidated) Classified by Currency/Index

					2007
	U.S.	Other	Local	Non-
	Dollar	currencies	indices	indexed	Total
Assets
Current assets	655,665	1,677	826,769	867,908	2,352,019
Noncurrent assets			120,180	452,497	572,677
Permanent assets				7,006,043	7,006,043
Total	655,665	1,677	946,949	8,326,448	9,930,739
Liabilities and Equity
Current liabilities	75,777	44,145	219,679	566,603	906,204
Noncurrent liabilities and
minority interest	1,624,134	185,657	1,497,057	356,667	3,663,515
Stockholders’ equity				5,361,020	5,361,020
Total	1,699,911	229,802	1,716,736	6,284,290	9,930,739
					2006
	U.S.	Other	Local	Non-
	Dollar	currencies	indices	indexed	Total
Assets
Current assets	718,384	2,283	1,135,768	833,326	2,689,761
Noncurrent assets	625		35,988	359,471	396,084
Permanent assets				6,491,275	6,491,275
Total	719,009	2,283	1,171,756	7,684,072	9,577,120
Liabilities and Equity
Current liabilities	116,538	52,506	224,127	538,357	931,528
Noncurrent liabilities and
minority interest	2,025,914	245,230	1,404,087	154,660	3,829,891
Stockholders’ equity				4,815,701	4,815,701
Total	2,142,452	297,736	1,628,214	5,508,718	9,577,120

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(c)	Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of December 31, 2007 can be summarized as follows:

		Company		Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	2,045	2,045	21,553	21,553
Marketable investments			73,602	73,602
Short- and long-term investments	772,299	772,299	837,983	837,983
Liabilities
Short- and long term financings
(including interest)	2,397,161	2,397,161	3,090,210	3,090,210

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

15	Stockholders’ Equity

(a)	Capital and reserves

As of December 31, 2007, the Company’s subscribed and paid-in capital stock is R$ 2,871,781 (as of December 31, 2006 it was R$ 1,854,507), represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,022 thousand Class A preferred shares and 539,141 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. The conversion rate is 1:1 (one Class A share for one Class B share). Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

At then Extraordinary General Meeting held April 24, 2007, the Company’s Stockholders approved increasing the capital stock by the amount of R$ 1,017,274, without issuance of new shares, b y incorporating the portion of Revenue Reserves, in the manner provided by Paragraph 1, Article 169, as well as Article 199, both of the Brazilian Corporation Law (No. 6404/76).

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the year, were R$ 15.97, R$ 13.93 and R$ 12.91 per share, respectively.

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

To enhance understanding, the Company presents below a table showing the rights, privileges and conversion policy with respect to its shares:

	Common Shares	Class A Preferred Shares	Class B Preferred Shares
Voting Rights	Yes	· No, except in the event of non-payment of dividends for three (3) consecutive years. In this case, the preferred stock-holders shall retain such voting rights until such time as the past-due dividends are paid.	· No, except in the event of non-payment of dividends for 3 (three) consecutive years. In this case, the preferred stockholders retain such voting rights until such time as the past-due dividends are paid.
Privileges	None	· Priority in reimbursement of capital in the event of liquidation of the Company;

· Right to receive a dividend that is 10% higher than that paid to each common share;

· Priority in receiving a minimum dividend of 6% p.a., calculated based on the amount of the capital represented by such shares and divided equally among them.

· Priority in reimbursement of capital in the event of liquidation of the Company; · Right to receive a dividend that is 10% higher than that paid to each common share.
Conversion Characteristics	None	May be converted into Class B preferred shares at any time, at the discretion of the stockholder, who has to cover the respective costs of this. Conversion rate: 1:1.	Cannot be converted into either Class A preferred shares or common shares.

As part of the proposal for appropriation of income for the year ended December 31, 2007, earnings are to be retained in the amount of R$ 472,701, with R$ 2,015 relating to reversal of dividends, recorded in the Reserve for Investment under Stockholders. This reserve is intended to cover Company investment plans, which will be considered by the Stockholders at their Annual General Meeting (AGM) in April of 2008.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(b)	Dividends and Interest on Capital Invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, the Company’s Management elected during the years 2007 and 2006 to pay interest on capital invested (stockholders’ equity) to the stockholders. This interest is calculated on the reported stockholders’ equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 298,900 (R$ 318,000 in 2006).

Based on the Company’s operating cash generating capacity and in addition to the interest on capital invested already declared, Management is proposing to the AGM distribution of dividends for the year 2007 in the amount of R$ 200,000, which works out to R$ 202.18 per batch of one thousand Class A and B preferred shares and R$ 183.80 per batch of one thousand common shares. The basis for calculating these dividends can be shown as follows:

	2007	2006
Company’s net income for the year	1,020,617	1,148,333
Appropriation to legal reserve	(51,031)	(57,417)
Adjusted net income	969,586	1,090,916
Minimum percentage	25%	25%
Minimum annual dividend	242,396	272,729
Interest on capital invested / proposed dividends	498,900	485,000

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(c)	Treasury stock

As of December 31, 2007, the Company held in its treasury 483 thousand shares of common stock and 1,483 thousands shares of class B preferred stock, the market values for which as of that date were R$ 15.97 and R$ 12.91 per batch of one thousand shares, respectively.

16	Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution during 2006 was approximately R$ 6,573 (R$ 6,107 in 2006).

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the assets of the Defined Contribution Plan.

17	Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Aracruz purchases insurance coverage -- based on a combination of systematic risk analyses together with modern insurance techniques -- in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of December 31, 2007, the Company’s assets were insured against losses for a total amount of approximately US$ 700,000, corresponding to the maximum limit of indemnity per event.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

18	Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its Subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Company and all its Subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of December 31, 2007. The consolidated breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is as follows:

			2007
	Deposit	Amount	Total
	in court	provided	net
Provision for Contingencies
Labor	18,982	(36,422)	(17,440)
Tax:
ICMS credits on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	3,576		3,576
IRPJ/CSLL – Full offset of accumulated tax
losses and negative results (e)		(67,064)	(67,064)
Other tax cases	13,063	(15,061)	(1,998)
Subtotal	35,621	(126,247)	(90,626)
Legal Obligations Being Disputed in Court
PIS/COFINS - Law No. 9718/98 (c)		(167,030)	(167,030)
CSLL – Non-incidence on export revenues (d)		(218,993)	(218,993)
Other obligations in dispute	9,956	(17,642)	(7,686)
Subtotal	9,956	(403,665)	(393,709)
Total	45,577	(529,912)	(484,335)

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

			2006
	Deposit	Amount	Total
	in court	provided	net
Provision for Contingencies
Labor	17,759	(30,150)	(12,391)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of
houses for employees	22,283		22,283
IRPJ/CSLL - Full offset of accumulated tax
losses and negative results (e)		(64,357)	(64,357)
Other tax cases	12,492	(12,667)	(175)
Subtotal	52,534	(114,874)	(62,340)
Legal Obligations Being Disputed in Court
PIS/COFINS – Law No. 9718/98 (c)		(158,915)	(158,915)
CSLL – Non-incidence on export revenues (d)		(191,612)	(191,612)
Other obligations in dispute	10,021	(17,291)	(7,270)
Subtotal	10,021	(367,818)	(357,797)
Total	62,555	(482,692)	(420,137)

(a)	Labor

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service – FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of December 31, 2006, the Company maintained provisions in the total amount of approximately R$ 30,600 (Consolidated - R$ 36,400), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 12,600 (Consolidated - R$ 19,000).

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amounted to approximately R$ 3,000. The Superior Court of Justice (STJ) has already ruled in favor of the Company’s arguments in a Special Appeal filed in one of the suits.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

As of December 31, 2007, the Company’s deposits in court in relation to this case amounted to approximately R$ 3,600. Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

(c)	PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98. A preliminary injunction was issued in favor of the Company in November of 2001. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments, in the amount of $ 56,241 – created by Law No. 10684/2003, the current balance of which is approximately R$ 55,700, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July 2006 through December of 2007, is roughly R$ 11,000, already updated according to the TJLP rate.

The amount at stake relating to exchange variation for the period from February 1999 to September 2003 is approximately R$ 246,000 as of December 31, 2007 (R$ 158,900 as of December 31, 2006), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

In September 2007, based on the opinion of its legal council, Company Management reversed the amount of approximately R$ 73,800 of the provision relating to the levying of such taxes on exchange variation revenues, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Given decisions handed down by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, Company Management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the recent pronouncement of IBRACON, as of December 31, 2007, the Company has adopted a conservative position and reconstituted the portion of the provision previously reversed.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(d)	Social Contribution on Net Income – Non-incidence on export revenues

In September 2003, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 140,000 as of December 31, 2007, for which it maintains a provision. The Company is presently awaiting a decision on the appeal filed by the Federal Government.

(e)	IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of the existing case law, the Company decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, and the assessment was upheld at the first administrative level. The Company has appealed this decision and is awaiting judgment. In addition, it has maintained the lawsuit questioning the cited deductibility.

(f)	IRPJ/CSLL – Full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed regarding full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX [Note 18(e)]. The Company challenged the assessment at the administrative level but it was upheld. Aracruz thus appealed this decision and is presently awaiting judgment.

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed. Even so, in order to avoid a fine, the Parent Company made payment of the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit, is R$ 67,100 as of December 31, 2007 (R$ 64,300 in 2006).

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(g)	ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the total amount of R$ 75.5 million, of which R$ 11.6 million has already been ruled in the Company’s favor. Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions in this case.

(h)	Other tax cases

Based on the opinion of its legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable in the total amount of R$ 28,500 (R$ 40,000 Consolidated relating to tax and civil cases involving the Subsidiaries and jointly controlled company). For these other contingencies, the Company has on deposit in court the amount of approximately R$ 22,600 (Consolidated R$ 23,000).

19	Tax incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications aimed at annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment, which was upheld at the first administrative level. Aracruz further appealed against the latter decision and is presently awaiting a decision.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period. As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE. With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Notwithstanding its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

20	Reconciliation of Stockholders’ Equity and Income for the Year - Company and Consolidated

	December 31,	December 31,
	2007	2006
Stockholders’ Equity
Stockholders’ Equity - Company	5,403,243	4,879,511
Unrealized earnings	(85,775)	(122,830)
Unrealized shipping expenses	21,800	26,148
Income Tax and Social Contribution on
unrealized earnings	21,752	32,872
Stockholders’ Equity - Consolidated	5,361,020	4,815,701
Income for the Year
Income for the Year - Company	1,020,617	1,148,333
Unrealized earnings	37,055	(5,473)
Unrealized shipping expenses	(4,348)	8,197
Income Tax and Social Contribution on
unrealized earnings	(11,120)	(926)
Net Income for the Year - Consolidated	1,042,204	1,150,131

21	Commitments

(a)	Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes. Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company in addition to the agreed-upon minimum for a given year may be compensated with lower volumes acquired in subsequent years. For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract. The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(b)	Supply of wood

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of December 31, 2007 is 1,075 m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 11,395 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during the year 2008.

(c)	Indian Communities – Terms of Settlement

In first half 1998 the Company and the Associations of Indian Communities entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other index as may replace them in the future, whichever is greater. The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC’s in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC’s as of May 2005.

Up to May, 2005, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. The working group identified such lands as being traditionally occupied by the Indian communities. As it was confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Minister of Justice, which has the authority to decide the matter, returned the administrative process to FUNAI, determining that more in-depth studies should be

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise conducted “with a view to preparing an appropriate proposal that reconciled the interests of all parties concerned.”

On August 27, 2007, through Administrative Rulings Nos. 1.463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up by FUNAI Administrative Ruling No. 1299/05 and determined expansion of the Indian territories by 11,000 hectares, of which 98% or around 10,700 hectares corresponded to lands owned by Aracruz.

The dispute for land involving Aracruz Celulose and the Indian communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, the final Term of Settlement (TAC) was signed at the Ministry of Justice covering the rights and obligations of each party (Aracruz, the Indian communities and FUNAI) in the process of transferring approximately 11,000 hectares of lands to the Indian communities and assuring that all the eucalyptus wood planted in the area (amounting to around 6,800 hectares of forests) will be felled and removed by the Company by way of indemnity for the improvements made. Expansion of the Indian reservations further requires ratification by decree to be signed by the President of Brazil and subsequent demarcation of lands, at which time effective transfer of ownership will take place.

The agreement, which has been followed up on by all the authorities participating in the negotiation process, including the Brazilian Government Attorney and FUNAI (the agency that will be in charge of hiring an independent firm to physically demarcate the lands) calls for both parties to waive from any present or future actions in this regard. This waiver is to be ratified by the Federal Courts in the City of Linhares - ES.

Prior to signature of the final TAC, the terms thereof were submitted to a vote by the Indian communities and approved at a general meeting held on October 16, being further ratified by them at another meeting held November 28, 2007, as recommended by Convention 169 of the International Work Organization (IWO) on Indian and Tribal Communities, to which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks equilibrium among the parties involved, to the extent that it makes it feasible for the Indian communities to expand their lands and provides the Company with the legal security that such lands will not be expanded in the future.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

(d)	Guarantees

As of December 31, 2007, collateral signatures and other such guarantees granted to other Subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are as follows:

Veracel Celulose S.A.	591,652
Portocel - Terminal Especializado de Barra do Riacho S.A.	104,460
696,112

22	Sales by Geographic Area

The Company’s Sales, as classified by geographic area, are broken down as follows:

				December 31
		Company		Consolidated
	2007	2006	2007	2006
North America	961,136	866,951	1,378,063	1,437,931
Europe	787,436	657,357	1,829,797	1,765,789
Asia	522,113	579,675	867,740	965,021
Other continents	6,776	41,133	6,776	41,133
Total	2,277,461	2,145,116	4,082,376	4,209,874

Geographic areas are determined based on the location of the Company’s customers.

Aracruz Celulose S.A. and Subsidiaries Management Notes to the Financial Statements as of December 31, 2007 and 2006 Expressed in thousands of Reais, except as indicated otherwise

23	Financial Revenues (Expenses)

		Company	Consolidated
	2007	2006	2007	2006
Financial Revenues
Revenues from marketable securities	80,422	109,296	100,537	168,035
Asset monetary/exchange variations	(15,713)	(21,607)	(99,993)	(51,936)
Results of derivate operations	199,387	199,090	199,387	199,090
Other financial revenues	13,865	32,269	15,540	34,636
Subtotal	277,961	319,048	215,471	349,825
Financial Expenses
Expenses on financial operations	222,708	217,588	226,158	327,749
Interest on capital invested	298,900	318,000	298,900	318,000
Liability monetary/exchange variations	(543,271)	(237,447)	(392,447)	(247,161)
Other financial expenses	46,968	70,736	52,942	85,487
Subtotal	25,305	368,877	185,553	484,075
Total net	252,656	(49,829)	29,918	(134,250)

Aracruz Celulose S.A. and Subsidiaries Supplementary Information as of December 31, 2007 and 2006 Expressed in thousands of Reais

1	Statement of Cash Flows

		Company	Consolidated
	2007	2006	2007	2006
Operating Activities
Net income for the year	1,020,617	1,148,333	1,042,204	1,150,131
Adjustments to reconcile net income to
cash generated by operating activities
Depreciation, amortization and depletion	555,613	549,859	661,758	646,869
Equity income (loss)	(268,160)	(727,717)	1,322	607
Deferred Income Tax and Social Contribution	196,303	36,007	203,644	36,920
Monetary and exchange variations	(525,510)	(207,258)	(288,715)	(177,808)
Provision for contingencies, net	121,635	61,729	133,195	64,100
Provision for losses on tax credits	(104,925)	38,039	(84,425)	36,688
Amortization of goodwill		894		894
Residual value of permanent assets written off	5,001	(222)	9,045	(555)
Decrease (increase) in assets
Securities	(88,254)	(22,499)	(70,115)	(42,903)
Dividends received from Subsidiaries		25,181
Accounts receivable	(219,061)	39,915	(183,521)	(98,635)
Inventories	16,800	(29,877)	13,059	(58,903)
Tax credits	9,845	(82,625)	9,148	(139,805)
Other	11,708	15,420	(2,174)	30,387
Increase (decrease) in liabilities
Suppliers	4,474	25,995	11,945	(1,786)
Advances from Subsidiaries (including interest)	881,469	(1,107,364)
Interest on loans and financings	(9,690)	23,790	(28,959)	18,863
Income Tax and Social Contribution on Net
Income (IRPJ and CSLL)	(28,770)	33,142	(25,838)	38,947
Provisions for contingencies	(80,321)	(118,126)	(81,752)	(125,158)
Other	21,756	12,709	22,808	9,991
Cash generated by operating activities	1,520,530	(284,675)	1,342,629	1,388,844

Aracruz Celulose S.A. and Subsidiaries Supplementary Information as of December 31, 2007 and 2006 Expressed in thousands of Reais (continued)

		Company		Consolidated
	2007	2006	2007	2006
Investing Activities
Short- and long-term investments	37,032	296,695	372,880	127,667
Permanent assets:
Investments	(255,410)	(53,327)
Property, plant and equipment	(1,040,042)	(647,694)	(1,194,223)	(724,883)
Amounts received for sale of permanent
Assets	1,020	1,234	2,936	2,086
Cash used in investing activities	(1,257,400)	(403,092)	(818,407)	(595,130)
Financing Activities
Loans and financings
Additions	2,412,247	2,329,838	2,418,347	2,667,918
Payments	(2,214,452)	(1,096,513)	(2,476,212)	(2,886,643)
Dividends / interest on capital invested	(461,432)	(544,228)	(461,432)	(544,228)
Cash used in financing activities	(263,637)	689,097	(519,297)	(762,953)
Effects of exchange variation on cash and
cash equivalents	816		(13,679)	(7,035)
Net increase (decrease) in cash and
marketable securities	309	1,330	(8,754)	23,726
Cash and marketable securities at beginning
of year	1,736	406	103,909	80,183
Cash and marketable securities at end of
year	2,045	1,736	95,155	103,909

Aracruz Celulose S.A. and Subsidiaries Supplementary Information as of December 31, 2007 and 2006 Expressed in thousands of Reais (continued)

2	Statement of Value Added

				Company
	2007	%	2006	%
Revenues	2,506,664		2,312,522
Raw materials from third parties	(1,380,468)		(1,276,795)
Gross value added	1,126,196		1,035,727
Retentions
Depreciation, amortization and depletion	(555,613)		(549,859)
Net value added generated	570,583		485,868
Received in transfers
Financial revenues – including monetary
and exchange variations	277,960		319,048
Equity income	268,160		727,717
	546,120		1,046,765
Value added for distribution	1,116,703	100	1,532,633	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	125,979	11	108,073	7
Support, sponsorship and donations	12,204	1	9,517
	138,183	12	117,590	7
Employees	244,338	22	228,301	15
Remuneration of capital provided by
third parties/financiers
Financial expenses (revenues)	(286,435)	(26)	38,409	3
Remuneration of capital invested by
stockholders (dividends and interest on
capital invested)	498,900	45	485,000	32
Retained earnings	521,717	47	663,333	43
Total distributed and retained	1,116,703	100	1,532,633	100

Aracruz Celulose S.A. and Subsidiaries Supplementary Information as of December 31, 2007 and 2006 Expressed in thousands of Reais (continued)

				Consolidated
	2007	%	2006	%
Revenues	3,854,482		3,890,967
Raw materials from third parties	(1,971,085)		(1,827,282)
Gross value added	1,883,397		2,063,685
Retentions
Depreciation, amortization and depletion	(661,758)		(646,869)
Net value added generated	1,221,639		1,416,816
Received in transfers
Financial revenues – including monetary
and exchange variations	215,471		349,825
Equity income (loss)	(1,322)		(607)
	214,149		349,218
Value added for distribution	1,435,788	100	1,766,034	100
Distribution of value added
Government and community
Taxes and contributions (federal, state
and municipal)	208,288	14	168,572	9
Support, sponsorship and donations	13,850	1	17,519	1
	222,138	15	186,091	10
Employees	300,840	21	278,545	16
Remuneration of capital provided by
third parties/financiers
Financial expenses (revenues)	(129,394)	(9)	151,267	9
Remuneration of capital invested by
stockholders (dividends and interest on
capital invested)	498,900	35	485,000	27
Retained earnings	543,304	38	665,131	38
Total distributed and retained	1,435,788	100	1,766,034	100

Aracruz Celulose S.A. and Subsidiaries Supplementary Information as of December 31, 2007 and 2006 Expressed in thousands of Reais (continued)

Subsequent Event

As result of the rejection of the proposal of extension of the Provisory Contribution on Financial Transactions (CPMF) for the Brazilian Senate, as from January 1, 2008 there will no longer be the incidence of this tribute on financial transactions.

However, with the objective to compensate the loss of tax revenues arising from extinction of the CPMF, as from January 2008 the operations of credit, exchange and insurance will become subject to payment of an average additional rate of 0.38% p.a. by way of the Financial Operations Tax (IOF), a percentage that corresponds exactly to the rate of the extinct CPMF.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer